COMMERZBANK

AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED

2007 NOV 14 A 7:27

November 7, 2007

07027875

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523) (CIK 0000852933)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose (i) the English version of three announcements issued by Commerzbank regarding the sale of its French asset management subsidiary, its interim results for the third quarter of 2007 and senior management changes to the Supervisory Board (ii) a copy of its analyst conference – Q3 007 results and (iii) its Interim Report as of September 30, 2007. This information may be of interest to holders of Commerzbank securities. This information is also available on the Commerzbank head office website.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

PROCESSED

NOV 19 2007

THOMSON
FINANCIAL

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President & General Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

11/14

SEC File No. 082-02523
CIK 0000852933

COMMERZBANK

/ ir-news /

October 24, 2007

Commerzbank sells French asset management subsidiary CCR to UBS

Commerzbank today announced that it has reached an agreement with UBS over the sale of its French asset management subsidiary, Caisse Centrale de Réescompte S.A. (CCR), Paris, for a total consideration of up to 435 m euros. The transaction is still subject to regulatory approval, and will lead to a capital gain for Commerzbank in the region of 150 m euros. The deal is expected to close during the first quarter of 2008.

Having sold its UK asset management subsidiary, Jupiter, in March, as well as Commerz International Capital Management (Japan) in September this year and having now agreed the sale of CCR, Commerzbank has completed its stated goal of fully refocusing its asset management activities on its German subsidiary, cominvest. Achim Kassow, Member of the Board of Commerzbank and responsible for Private and Business Clients, as well as for Asset Management, said: "We have achieved attractive valuations in the sale of all three subsidiaries and successfully completed our objective of focusing our activities. Obviously cominvest is on the road of success. Today the company manages 10 bn euros more than it used to in summer last year when Alpha, cominvest's growth programme, was established. This is clearly a sign of confidence given to us by our private as well as our institutional clients. This track record of profitable growth based on innovative products, superior performance and efficient processes will continue to be followed."

Commerzbank has held a majority stake of more than 99% in CCR since 1993. CCR has around 17 bn euros assets under management, mainly in money market and equity funds.

COMMERZBANK

/ press release /

November 06, 2007

Senior management changes at Commerzbank:
- Martin Blessing to succeed Klaus-Peter Müller
- Müller runs for the Supervisory Board

Chairman of the Supervisory Board Martin Kohlhaussen (72) today confirmed to the Supervisory Board of Commerzbank that in accordance with the Articles of Association he will not be standing for re-election at the Annual General Meeting on May 15, 2008. The Supervisory Board has also complied with the request of Klaus-Peter Müller (63) to release him from his role as member and Chairman of the Board of Managing Directors at the next AGM. At the same time the Board invited Müller to stand for election to the Supervisory Board.

Martin Kohlhaussen thanked Müller for his achievements at the bank's most senior level: "Under difficult external circumstances and within a very short time, Klaus-Peter Müller transformed Commerzbank into a successful, internationally respected institution and propelled it to second place in the German banking industry through the acquisition of Eurohypo. For this magnificent achievement the Supervisory Board owes him an enormous debt of gratitude."

With effect from mid-May, Müller's successor as Chairman of the Board of Managing Directors will be Martin Blessing (44), who is currently responsible for the Mittelstandsbank segment. Müller commented on his chosen successor: "Martin Blessing has made a significant contribution to the reorientation of Commerzbank over the last few years, and as such he represents strategic continuity. First he affected a turnaround in the retail banking business and then he led the Mittelstandbank to a level of remarkable performance. His wide-ranging experience in consultancy and operational banking makes him the perfect choice to lead Commerzbank on a sustained growth course."

Frank Annuscheit and Markus Beumer appointed to the Board of Managing Directors

Also at today's meeting, the Supervisory Board has appointed Frank Annuscheit and Markus Beumer as new Members of the Board of Managing Directors with effect from January 1, 2008. As Group Chief Operating Officer Frank Annuscheit (45) is currently responsible for Commerzbank's global IT activities. His appointment signals the bank's recognition of the fast-growing importance of organisation and information technology. Markus Beumer (43) has been Group Manager for Corporate Banking since April 2006 and will take on responsibility for SME corporate banking on the Board chaired by Martin Blessing. He was previously Head of Corporate Banking at the regional Frankfurt office.

"By appointing these new, home-grown members to the Board of Managing Directors we are responding to the growing scope and increasing complexity of the banking business. Both are well-acquainted with the bank and represent an enormous asset to the Board of Managing Directors with their expert knowledge," says Klaus-Peter Müller.

*

After training at Dresdner Bank, Martin Blessing studied business management in Frankfurt and St. Gallen. He began his professional career as a consultant at McKinsey, where he became a partner in 1994. Three years later, he left McKinsey to rejoin Dresdner Bank as co-head of the retail banking division. In 2000 Blessing became Chairman of the Board at Advance Bank before being appointed to the Board of Managing Directors of Commerzbank on November 1, 2001. His first responsibility was the retail banking division. Following the successful restructuring of this division, he took on responsibility for the Mittelstandbank in November 2004. Until now he has also held responsibility for Information Technology and Transaction Banking on the Board of Managing Directors.

Martin Blessing sits on the Supervisory Boards of AMB Generali, Heidelberger Druckmaschinen

and ThyssenKrupp Services.

The father of three daughters, he likes to keep fit by jogging and skiing. Recently he successfully completed the Frankfurt Marathon.

COMMERZBANK

/ press release /

November 06, 2007

Commerzbank interim report September 2007:

Commerzbank reports further growth

Profit target for 2007 already attained

Operating profit in third quarter up 7% on last year at EUR 361 million - consolidated surplus up 56% at EUR 339 million

Impairment of EUR 291 million on US subprime commitment

Commerzbank performed well in the seasonally weaker third quarter of the year. Due to excellent results in its two core business areas, Private and Business Customers and Mittelstand, operating profit reached EUR 361 million, 7% higher than in the same quarter last year. A positive tax effect meant that the consolidated surplus was almost as high, at EUR 339 million, up 56% on last year.

These figures include a one-off impairment of EUR 291 million on the bank's US subprime commitment, amounting to a total of EUR 1.2 billion. This sum is the result of an intensive credit analysis and a conservative re-evaluation of the US securities portfolio. In this way the bank takes due account of the market development till the end of September.

In the first nine months of the current financial year, Germany's second largest bank achieved an operating profit of EUR 2.34 billion, an increase of approximately 17% on the previous year. After nine months, the consolidated surplus of EUR 1.72 billion exceeded already that of the previous full year and outperformed the overall target for 2007 of EUR 1.5 billion. The Board of Managing Directors now expects a net RoE of more than 15% (clean more than 12%) for the current year. "These figures prove that Commerzbank keeps its promises," Chairman of the Board Klaus-Peter Müller says.

Net interest and commission income at high level

The most important sources of return, net interest and commission income, also showed a positive trend in the third quarter. **Net interest income** remained at the level of the previous quarter at EUR 999 million. Adjusting for the disappointing interest income of Public Finance and Treasury, this actually constituted an increase of 6% on last year. At the same time, **loan loss provisions** were lowered further to EUR 107 million. For the whole year, the bank now anticipates valuation allowances of just EUR 525 million.

Net commission income in the third quarter was also encouraging at EUR 810 million. The sustained good performance of the securities business with retail customers helped it to rise 13% above last year's already good figure. By contrast, the turmoil in the international financial markets left its mark on **trading profit** which, at EUR 124 million, was considerably lower than in previous quarters. Trading in loan products was particularly severely affected, while the equity derivatives business continued to perform at the same buoyant level. The **result from the investments and securities portfolio** was affected by the one-off impairment mentioned above. Since there was little additional income, the result for the quarter was a loss of EUR 238 million. Over the first nine months as a whole, the bank did however generate a positive figure of EUR 249 million.

Commerzbank continues to keep **costs** firmly under control, being lower in the third quarter than in the previous quarter, at EUR 1.28 billion. The Board of Managing Directors will continue to attach special importance to cost discipline.

Mittelstand and Private and Business Customers remain key profit drivers

Notwithstanding the costs resulting from valuation adjustments to the US securities portfolio, the overall trend in the major divisions remained positive in the third quarter. Only the result

in Public Finance and Treasury was disappointing, demonstrating only a small increase after nine months. The bank is therefore focusing heavily on a new business model for this segment.

The **Private and Business Customers** division significantly exceeded expectations, and growth investments in branches and comdirect bank are already bearing fruit. During the current year Commerzbank acquired a net total of over 230,000 private and business customers. Operating profit has already almost reached the target for the year of EUR 350 million. Operating return on equity reached an encouraging 18%.

The **Mittelstand** segment has already significantly exceeded its target with an operating profit of EUR 993 million. Operating RoE rose far above average to 43%.

By contrast, **Corporates & Markets** suffered from the effects of the turmoil in the international financial markets. At EUR 163 million this segment was forced to absorb more than half of the one-off impairments, resulting in a third quarter loss. The Board expects once again to see an operating RoE of over 20% as soon as the markets begin to normalize, which the bank believes is likely no later than spring 2008.

The remainder of the above impairments, at EUR 128 million, were borne by **Commercial Real Estate**. Nevertheless, business in this segment continued to be buoyant, and, after nine months, operating profit is higher than that recorded in the first nine months of the previous year, despite the impairment charge.

Outlook

Next year, building on what are so far positive results, the Board intends to forge ahead with the current focus on its customer-centric businesses and controlled growth. "If the markets do not continue to deteriorate, we are confident that we can further increase return on equity next year," Klaus-Peter Müller says.

SEC File No. 082-02523
CIK 0000852933

COMMERZBANK



Commerzbank

Analyst conference – Q3 2007 results

Dr. Eric Strutz, Chief Financial Officer

Frankfurt, November 6th, 2007

Core business on track / Q3 impacted by subprime crisis

	Q3`07 vs. Q3`06		Q1-Q3`07 vs. Q1-Q3`06	
Revenues[1], in € m	**1,644**	+0.9%	**6,311**	+8.7%
Operating profit, in € m	**361**	+7.1%	**2,344**	+17.4%
Net RoE, in %	**10.9**	+3.2ppts	**18.4**	+3.7ppts
EPS, in €	**0.51**	+54.5%	**2.61**	+37.4%

[1] after LLP

- Q3 operating result above y-o-y level
- Strong profitability in PBC and Mittelstand as well as in core franchise at C&M and CRE
- Subprime exposure conservatively evaluated on hard market criteria (impairments of € 291m)

Highlights Q3 2007

Core business

PBC
- Customer base grew in Q3 by net 86,000 (335,000 y-o-y)
- RoE further improved

MSB
- Excellent earnings development in all business areas
- Market position further improved

C&M
- Subprime turbulence with negative effect on New York branch and credit trading
- Otherwise normal seasonal development, even slightly stronger y-o-y

CRE
- Positive business trend however affected by RMBS-subprime impairment

PFT
- Declining earnings trend due to difficult interest-rate environment and weak performance of Essen Hyp

Other P&L topics

Subprime	Impairments of € 291m due to subprime mortgage crisis in USA shown in AfS result Impairments on subprime portfolio as of end of September: RMBS ≈ 15% CDOs ≈ 50%
Taxes	Utilization of tax loss carry forwards lowers Q3 tax level significantly
One-off in Mittelstand	Intermediation fees of +€ 100m due to positive decision by German Federal Financial Court and subsequent confirmation by lower tax court

Steady growth in net interest income (excl. PFT)

Net interest income

in € m


1,060
1,050
975
1,045
1,003
999
229
831
Q1'06
Q2'06
Q3'06
Q4'06
Q1'07
Q2'07
Q3'07

Pro-forma full integration of Eurohypo (9 months)

w/o PFT	Σ 2,811	+ 6%	Σ 2,970
Total	Σ 3,170	- 4%	Σ 3,047

NII excluding PFT

Pro-forma integration of Eurohypo

- Result broadly stable compared to previous quarter
- NII level without PFT at record level (+6% y-o-y)
- NII development driven by volume expansion in both lending and deposit business
- Difficult interest rate environment weighs on PFT result

Loan loss provisions further reduced

Loan loss provisions

in € m


415
293
52
225
159
122
79
160
151
107
Q1`06
Q2`06
Q3`06
Q4`06
Q1`07
Q2`07
Q3`07

Pro-forma full integration of Eurohypo (9 months)

Run-rate	Σ 558	- 25%	Σ 418
Total	Σ 851	- 51%	Σ 418

Pro-forma integration of Eurohypo   One-off provisioning

- Risk provisioning forecast at € 525m for 2007 due to strong domestic economy
- Nearly all segments show lower risk provisioning compared to Q2 2007
- Conservative approach to valuation of our US credit portfolio leads to rise in risk provisioning at New York branch (C&M)

Commission income remains strong

Commission income
in € m


38
734
677
718
798
847
758
810
Q1`06
Q2`06
Q3`06
Q4`06
Q1`07
Q2`07
Q3`07

Pro-forma full integration of Eurohypo (9 months)

w/o Jupiter	Σ 1,982	+ 16%	Σ 2,294
Total	Σ 2,167	+ 11%	Σ 2,415

Pro-forma integration of Eurohypo — CI excluding Jupiter

- Net commission income of € 810m, includes € 100m one-off from the Mittelstand business
- Adjusted net commission income of € 710m grew more than 8% y-o-y
- PBC (€ 391m, +15% y-o-y) and Mittelstand (adjusted € 183m, +12% y-o-y) showed excellent development
- Deconsolidation of Jupiter (Q3 2006: € 63m)

Trading profit: seasonally weak quarter and poor credit trading result


Trading profit
in € m
320
14
306
337
11
326
-96
168
264
286
48
238
301
2
299
381
74
307
-57
124
181
Q1`06
Q2`06
Q3`06
Q4`06
Q1`07
Q2`07
Q3`07
Pro-forma full integration of Eurohypo (9 months)
Σ 825
- 2%
Σ 806
Pro-forma integration of Eurohypo

- Sales & Trading result in Q3 seasonably adjusted at a satisfactory level € 181m
- Equity derivatives grew by 2% y-o-y
- Triggered by the subprime crisis, credit trading showed a negative result in Q3
- -€ 57m IAS 39 effect

■ Trading profit
Sales & trading
□ Net result on measurement of derivatives and hedge accounting and application of fair value option (IAS 39)

Costs fully under control in all segments

Operating expenses
in € m


Personnel
Depreciation
Others
459
749
130
1,190
1,327
1,292
1,395
1,360
1,324
1,283
Q1'06
Q2'06
Q3'06
Q4'06
Q1'07
Q2'07
Q3'07

in %	Q1'06	Q2'06	Q3'06	Q4'06	Q1'07	Q2'07	Q3'07
CIR	51.5	58.9	63.2	66.3	56.0	51.9	**73.3**

Pro-forma integration of Eurohypo — **expenses excluding Jupiter**

- Jupiter sale has contributed half of the cost reduction of € 41m compared to the previous quarter
- Stated personnel costs down by 4% q-o-q
- Other operating costs up 4% due to continued growth programs in PBC and Mittelstand
- CIR suffered in Q3 triggered by one-off subprime impact

Operating profit: sound underlying business burdened by subprime

Operating profit
in € m


87
960
700
337
631
908
1,075
361
Q1'06
Q2'06
Q3'06
Q4'06
Q1'07
Q2'07
Q3'07

in %	Q1'06	Q2'06	Q3'06	Q4'06	Q1'07	Q2'07	Q3'07
Op. RoE[1]	31.5	22.9	11.0	20.7	27.0	31.8	**10.7**

[1] annualized

Pro-forma integration of Eurohypo

Clean: without net result on participations

Clean figures

- In addition to seasonal factors, the subprime crisis is having negative effects
- Despite this, the Q3 2007 result of € 361m up 7% y-o-y
- Clean operating result almost totally in line with stated figures
- Operating RoE in the first 9 months at 23.1% remains at a high level

Net profit: 9 month result surpasses FY 2006 level

Net profit
in € m


743
285
217
352
609
768
339
Σ 1,597
Σ 1,716
Q1`06
Q2`06
Q3`06
Q4`06
Q1`07
Q2`07
Q3`07

in %	Q1`06	Q2`06	Q3`06	Q4`06	Q1`07	Q2`07	Q3`07
Net RoE[1](%)	26.3	10.1	7.7	12.4	19.6	24.7	**10.9**
EPS (€)	1.13	0.44	0.33	0.53	0.93	1.17	**0.51**

[1] annualized

Clean: without net result on participations & restructuring charges

▬ Clean figures

- Net result of € 1.7bn for first 9 months of 2007 already 7% above the net result for the year 2006 as a whole
- Annualized net RoE for the first 9 month of 2007 above 18%
- Tax charges in Q3 at only € 10m due to the activation of tax loss carry-forwards

Commerzbank is fully on track to reach its FY 2007 targets

Net RoE*
in %


+3.7ppts
14.7
18.4
9M 2006
9M 2007

CIR
in %


+1.3ppts
57.7
59.0
9M 2006
9M 2007

EPS
in €


+37.4%
1.90
2.61
9M 2006
9M 2007

Clean Net RoE*
in %


+4.3ppts
10.2
14.5
9M 2006
9M 2007

Clean CIR
in %


-0.8ppts
63.3
62.5
9M 2006
9M 2007

Clean EPS
in €


+56.1%
1.32
2.06
9M 2006
9M 2007

* Annualized
Note: 2006 figures based on stated results

Clean: excluding net result on participations, restructuring charges

Strong increase in risk weighted assets, sound liquidity position

Revaluation reserve

in € m


1,574
1,118
1,468
1,746
1,658
1,997
1,484
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07
Jun 07
Sep 07

Liquidity ratio (Principle II)


1.14
1.10
1.16
1.19
1.15
1.18
1.12
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07
Jun 07
Sep 07
Principle II target range

Regulatory capital (Tier I)

in € m

	Dec 2006	Mar 2007	Jun 2007	Sep 2007
Subscribed capital	1,705	1,708	1,708	**1,706**
Reg. Reserves	9,983	10,362	10,815	**10,946**
Minority interests (BIS)	884	1,029	1,017	**990**
Hybrid capital	2,925	3,018	3,096	**3,114**
Total	15,497	16,117	16,636	**16,756**

Risk-weighted assets

in € bn

=> Tier I ratio within target range of 6.5 to 7%


231.5
234.9
239.4
253.3
6.7
6.9
6.9
Tier I ratio, in %
Dec 06
Mar 07
Jun 07
Sep 07

Core businesses with sound performance

Operating profit in € m

Private & Business Customers


137
71
-19
-231 [1]
36
145
104
85
Q1 Q2 Q3 Q4
2006
Q1 Q2 Q3
2007

[1] incl. one-off provision of €293m

Mittelstand


458
152
129
-10
221
312
266
269
Q1 Q2 Q3 Q4
2006
Q1 Q2 Q3
2007

Corporates & Markets


188
169
163
-8
113
174
209
7
-156
Q1 Q2 Q3 Q4
2006
Q1 Q2 Q3
2007

Commercial Real Estate


212
90
49
123
146
152
164
153
84
Q1 Q2 Q3 Q4
2006
Q1 Q2 Q3
2007

Pro-forma integration of Eurohypo

Public Finance & Treasury


38
53
112
44
47
77
18
-53
Q1 Q2 Q3 Q4
2006
Q1 Q2 Q3
2007

Profit without subprime impairments

Others & Consolidation


381
96
-6
-29
82
322
-57
Q1 Q2 Q3 Q4
2006
Q1 Q2 Q3
2007

PBC: all business lines developing positively

Operating profit
in € m


137
71
-19
-231
36
145
104
85
Q1 Q2 Q3 Q4
2006
Q1 Q2 Q3
2007
Pro-forma integration of Eurohypo

	Q3'06	Q3'07
Ø equity (€ m)	2,626	**2,466**
Op. RoE* (%)	-35	**14**
CIR (%)	78	**79**

Ø Q3 equity allocation within Group


18.2%

*annualized

Main P&L items

in € m	Q3'06	Q3'07	9M'06	9M'06 PF	9M'07
Net interest income	336	**319**	952	998	**956**
Risk provisioning	-381	**-58**	-509	-524	**-197**
Commission income	340	**391**	1,094	1,092	**1,201**
Operating expenses	524	**547**	1,546	1,576	**1,611**
Operating profit	-231	**85**	-23	-42	**334**

PF = Pro-forma integration of Eurohypo

- NII stable compared to previous quarter despite continued and planned reduction of lending volume (now € 57.4bn)
- Deposit volume expanded significantly to € 35.8bn (+7% q-o-q) while lending volume had been reduced to € 57,4 bn (-2% q-o-q)
- Commission income with a clear increase
- Operating profit improved on an adjusted basis (+37% y-o-y)*
- Reduced equity allocation improves operating RoE

* Operating profit without one-off LLP (€ 293m) in Q3 2006: € 62m

Mittelstand: Domestic business as well as BRE outstandingly successful

Operating profit
in € m


458
312
266 269
221
152 129
-10
Q1 Q2 Q3 Q4
2006
Q1 Q2 Q3
2007
Pro-forma integration of Eurohypo

	Q3'06	Q3'07
Ø equity (€ m)	2,838	**3,298**
Op. RoE* (%)	31	**56**
CIR (%)	54	**40**

Ø Q3 equity allocation within Group


24,4%

*annualized

Main P&L items

in € m	Q3'06	Q3'07	9M'06	9M'06 PF	9M'07
Net interest income	328	**381**	931	921	**1,074**
Risk provisioning	-13	**38**	-174	-174	**-17**
Commission income	163	**283**	487	487	**645**
Operating expenses	273	**279**	803	803	**826**
Operating profit	221	**458**	502	492	**993**

PF = Pro-forma integration of Eurohypo

- NII increased by 5.8% compared to previous quarter
- Domestic lending volume up by almost 6%, domestic deposit volume up by more than 12% in Q3
- Release of risk provisions
- Commission income increased by almost 5% compared to previous quarter net of the one-off revenues of € 100m
- Costs fully under control
- Operating RoE in Q3 without one-off item at 43%

Corporates & Markets: Core business shows stable trend; subprime crisis affects New York branch

Operating profit
in € m


188
169
163
113
174
209
7
-8
-156
Q1 Q2 Q3 Q4
Q1 Q2 Q3
2006
2007
Pro-forma integration of Eurohypo
Profit without Subprime impairments

	Q3`06	Q3`07
Ø equity (€ m)	2,260	**2,356**
Op. RoE* (%)	29	**-26**
CIR (%)	62	**176**

Ø Q3 equity allocation within Group


17.4%

*annualized

Main P&L items

in € m	Q3`06	Q3`07	9M`06	9M`06 PF	9M`07
Net interest income	90	**78**	259	251	**275**
Risk provisioning	27	**-57**	7	7	**-80**
Commission income	50	**36**	136	136	**142**
Trading profit	193	**150**	756	756	**766**
AfS result	2	**-148**	30	30	**-140**
Operating expenses	220	**229**	717	717	**755**
Operating profit	163	**-156**	520	512	**227**

PF = Pro-forma integration of Eurohypo

- Non-US business on track
- New York branch reports a negative operating profit swing of € 220m y-o-y
  - Impairment of € 163m on US CDO subprime exposure led to an operating loss in Q3
  - Increase in risk provisions due to the conservative valuation approach of US-credit portfolio
- Commission income decreased by € 25m (q-o-q) mainly driven by syndication business / other business areas showing typical seasonal development

CRE: Improved profits adjusted for subprime impairment

Operating profit
in € m


212
90
49
123
146
152
164
153
84
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2006
2007

Pro-forma integration of Eurohypo
Profit without Subprime impairments

	Q3`06	Q3`07
Ø equity (€ m)	3,957	**4,331**
Op. RoE* (%)	15	**8**
CIR (%)	40	**54**

Ø Q3 equity allocation within Group


32.0%

*annualized

Main P&L items

in € m	Q3`06	Q3`07	9M`06	9M`06 PF	9M`07
Net interest income	209	**220**	481	643	**642**
Risk provisioning	-41	**-26**	-100	-137	**-104**
Commission income	85	**94**	182	224	**289**
AfS result	2	**-127**	6	7	**-126**
Operating expenses	126	**131**	294	387	**409**
Operating profit	146	**84**	318	408	**401**

PF = Pro-forma integration of Eurohypo

- NII improved by 4% to € 220m q-o-q
- New business was consciously expanded in Q3 at higher margins and better quality
- Risk provisions could be reduced significantly compared to previous quarters
- Despite impairment on RMBS amounting to € 128m an operating profit of € 84m achieved
- Increased profit contribution of the recently merged Commerz Real

PFT: Derivatives result and higher short-term rates impact performance negatively

Operating profit
in € m


38
53
112
44
47
77
18
-53
Q1 Q2 Q3 Q4
Q1 Q2 Q3
2006
2007

Pro-forma integration of Eurohypo

	Q3`06	Q3`07
Ø equity (€ m)	1,053	**1,218**
Op. RoE* (%)	17	**-17**
CIR (%)	31	**-104**

Ø Q3 equity allocation within Group


9.0%

*annualized

Main P&L items

in € m	Q3`06	Q3`07	9M`06	9M`06 PF	9M`07
Net interest income	113	**2**	315	359	**81**
Trading profit	-54	**-45**	-42	-57	**-77**
AfS result	24	**25**	42	60	**147**
Operating expenses	23	**25**	59	66	**78**
Operating profit	44	**-53**	209	247	**42**

PF = Pro-forma integration of Eurohypo

- Essenhyp Q3 performance negatively affected by market development – though not directly invested in subprime. Revision of Essen Hyp's business model
- PF Eurohypo on track and in line with budget
- Treasury's positive performance in Q3 compensated part of the shortfall in Q2

Others & Consolidation

Operating profit
in € m


381
96
-6
-29
82
322
-57
Q1 Q2 Q3 Q4
Q1 Q2 Q3
2006
2007

Pro-forma integration of Eurohypo

	Q3`06	Q3`07
Ø equity (€ m)	-527	**-152**
Op. RoE* (%)	.	.
CIR (%)	.	.

Ø Q3 equity allocation within Group


-1.1%

*annualized

Main P&L items

in € m	Q3`06	Q3`07	9M`06	9M`06 PF	9M`07
Net interest income	-26	**-1**	3	-2	**19**
Commission income	87	**12**	254	254	**157**
AfS result	64	**11**	637	637	**339**
Other result	-6	**0**	-69	-68	**120**
Operating expenses	126	**72**	390	390	**288**
Operating profit	-6	**-57**	471	467	**347**

PF = Pro-forma integration of Eurohypo

- Due to deconsolidation of Jupiter, decrease in commission income by € 55m and the operating expenses by € 37m q-o-q
- No major gains from disposals in Q3 2007 (participation gain of € 60m from disposal of Ferrari in Q3 2006)
- CCR sale signed. One-off gain of around € 150m in Q1 2008

Main topics for Commerzbank in Q3

Stable German economy despite subprime development

Commerzbank's business model has proven to be robust in times of credit turmoil

Present market environment gives Commerzbank the opportunity for controlled growth internally as well as externally

We confirm our profitability targets

Shareholder friendly dividend policy

Appendix 1

Quarterly results in new Group structure

Commerzbank Group
Quarterly results in new Group structure

	Q1 2006 pro forma	Q2 2006	Q3 2006	9M 2006 pro forma	Q4 2006	Q1 - Q4 2006 pro forma	Q1 2007	Q2 2007	Q3 2007	9M 2007 pro forma
Net interest income	1,060	1,060	1,050	3,170	975	4,145	1,045	1,003	999	3,047
Provision for possible loan losses	-211	-225	-415	-851	-79	-930	-160	-151	-107	-418
Net interest income after provisioning	849	835	635	2,319	896	3,215	885	852	892	2,629
Net commission income	772	677	718	2,167	798	2,965	847	758	810	2,415
Trading profit*	320	337	168	825	286	1,111	301	381	124	806
Net result on investments and securities portfolio	446	184	91	721	50	771	225	262	-238	249
Other result	-20	-6	17	-9	-4	-13	10	146	56	212
Revenue	*2,367*	*2,027*	*1,629*	*6,023*	*2,026*	*8,049*	*2,268*	*2,399*	*1,644*	*6,311*
Operating expenses	1,320	1,327	1,292	3,939	1,395	5,334	1,360	1,324	1,283	3,967
Operating profit	**1,047**	**700**	**337**	**2,084**	**631**	**2,715**	**908**	**1,075**	**361**	**2,344**
Restructuring expenses	0	214	0	214	39	253	0	0	0	0
Pre-tax profit	**1,047**	**486**	**337**	**1,870**	**592**	**2,462**	**908**	**1,075**	**361**	**2,344**
Average equity tied up	**12,191**	**12,217**	**12,207**	**12,205**	**12,197**	**12,203**	**13,467**	**13,519**	**13,517**	**13,501**
Operating return on equity (%)	**34.4%**	**22.9%**	**11.0%**	**22.8%**	**20.7%**	**22.2%**	**27.0%**	**31.8%**	**10.7%**	**23.1%**
Cost/income ratio in operating business (%)	**51.2%**	**58.9%**	**63.2%**	**57.3%**	**66.3%**	**59.4%**	**56.0%**	**51.9%**	**73.3%**	**59.0%**
Return on equity of pre-tax profit (%)	**34.4%**	**15.9%**	**11.0%**	**20.4%**	**19.4%**	**20.2%**	**27.0%**	**31.8%**	**10.7%**	**23.1%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Private and Business Customers
Quarterly results in new Group structure

Mio. Euro	Q1 2006 pro forma	Q2 2006	Q3 2006	9M 2006 pro forma	Q4 2006	Q1 - Q4 2006 pro forma	Q1 2007	Q2 2007	Q3 2007	9M 2007 pro forma
Net interest income	334	328	336	998	328	1,326	319	318	319	956
Provision for possible loan losses	-71	-72	-381	-524	-76	-600	-73	-66	-58	-197
Net interest income after provisioning	263	256	-45	474	252	726	246	252	261	759
Net commission income	408	344	340	1,092	324	1,416	430	380	391	1,201
Trading profit*	1	2	0	3	1	4	1	1	1	3
Net result on investments and securities portfolio	-17	0	-1	-18	-1	-19	2	1	-2	1
Other result	-12	-4	-1	-17	2	-15	-1	1	-19	-19
Revenue	*643*	*598*	*293*	*1,534*	*578*	*2,112*	*678*	*635*	*632*	*1,945*
Operating expenses	525	527	524	1,576	542	2,118	533	531	547	1,611
Operating profit	**118**	**71**	**-231**	**-42**	**36**	**-6**	**145**	**104**	**85**	**334**
Restructuring expenses	0	96	0	96	39	135	0	0	0	0
Pre-tax profit	**118**	**-25**	**-231**	**-138**	**-3**	**-141**	**145**	**104**	**85**	**334**
Average equity tied up	**2,675**	**2,649**	**2,626**	**2,650**	**2,586**	**2,634**	**2,530**	**2,498**	**2,466**	**2,498**
Operating return on equity (%)	**17.6%**	**10.7%**	**-35.2%**	**-2.1%**	**5.6%**	**-0.2%**	**22.9%**	**16.7%**	**13.8%**	**17.8%**
Cost/income ratio in operating business (%)	**73.5%**	**78.7%**	**77.7%**	**76.6%**	**82.9%**	**78.1%**	**71.0%**	**75.7%**	**79.3%**	**75.2%**
Return on equity of pre-tax profit (%)	**17.6%**	**-3.8%**	**-35.2%**	**-6.9%**	**-0.5%**	**-5.4%**	**22.9%**	**16.7%**	**13.8%**	**17.8%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Mittelstand
Quarterly results in new Group structure

Mio. Euro	Q1 2006 pro forma	Q2 2006	Q3 2006	9M 2006 pro forma	Q4 2006	Q1 - Q4 2006 pro forma	Q1 2007	Q2 2007	Q3 2007	9M 2007 pro forma
Net interest income	306	287	328	921	343	1,264	333	360	381	1,074
Provision for possible loan losses	-80	-81	-13	-174	46	-128	-30	-25	38	-17
Net interest income after provisioning	226	206	315	747	389	1,136	303	335	419	1,057
Net commission income	159	165	163	487	188	675	187	175	283	645
Trading profit*	21	20	19	60	23	83	21	30	23	74
Net result on investments and securities portfolio	5	0	0	5	2	7	24	1	3	28
Other result	0	-1	-3	-4	-1	-5	1	5	9	15
Revenue	*411*	*390*	*494*	*1,295*	*601*	*1,896*	*536*	*546*	*737*	*1,819*
Operating expenses	269	261	273	803	289	1,092	270	277	279	826
Operating profit	**142**	**129**	**221**	**492**	**312**	**804**	**266**	**269**	**458**	**993**
Restructuring expenses	0	0	0	0	0	0	0	0	0	0
Pre-tax profit	**142**	**129**	**221**	**492**	**312**	**804**	**266**	**269**	**458**	**993**
Average equity tied up	**2,840**	**2,866**	**2,838**	**2,848**	**2,932**	**2,869**	**2,967**	**3,083**	**3,298**	**3,116**
Operating return on equity (%)	**20.0%**	**18.0%**	**31.1%**	**23.0%**	**42.6%**	**28.0%**	**35.9%**	**34.9%**	**55.5%**	**42.5%**
Cost/income ratio in operating business (%)	**54.8%**	**55.4%**	**53.8%**	**54.7%**	**52.1%**	**54.0%**	**47.7%**	**48.5%**	**39.9%**	**45.0%**
Return on equity of pre-tax profit (%)	**20.0%**	**18.0%**	**31.1%**	**23.0%**	**42.6%**	**28.0%**	**35.9%**	**34.9%**	**55.5%**	**42.5%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Corporates & Markets
Quarterly results in new Group structure

Mio. Euro	Q1 2006 pro forma	Q2 2006	Q3 2006	9M 2006 pro forma	Q4 2006	Q1 - Q4 2006 pro forma	Q1 2007	Q2 2007	Q3 2007	9M 2007 pro forma
Net interest income	85	76	90	251	87	338	101	96	78	275
Provision for possible loan losses	-11	-9	27	7	4	11	-13	-10	-57	-80
Net interest income after provisioning	74	67	117	258	91	349	88	86	21	195
Net commission income	48	38	50	136	62	198	45	61	36	142
Trading profit*	282	281	193	756	198	954	289	327	150	766
Net result on investments and securities portfolio	18	10	2	30	-1	29	7	1	-148	-140
Other result	8	20	21	49	-6	43	2	3	14	19
Revenue	*430*	*416*	*383*	*1,229*	*344*	*1,573*	*431*	*478*	*73*	*982*
Operating expenses	250	247	220	717	231	948	257	269	229	755
Operating profit	**180**	**169**	**163**	**512**	**113**	**625**	**174**	**209**	**-156**	**227**
Restructuring expenses	0	3	0	3	0	3	0	0	0	0
Pre-tax profit	**180**	**166**	**163**	**509**	**113**	**622**	**174**	**209**	**-156**	**227**
Average equity tied up	**2,402**	**2,334**	**2,260**	**2,332**	**2,180**	**2,294**	**2,197**	**2,233**	**2,356**	**2,262**
Operating return on equity (%)	**30.0%**	**29.0%**	**28.8%**	**29.3%**	**20.7%**	**27.2%**	**31.7%**	**37.4%**	**-26.5%**	**13.4%**
Cost/income ratio in operating business (%)	**56.7%**	**58.1%**	**61.8%**	**58.7%**	**67.9%**	**60.7%**	**57.9%**	**55.1%**	**176.2%**	**71.1%**
Return on equity of pre-tax profit (%)	**30.0%**	**28.4%**	**28.8%**	**29.1%**	**20.7%**	**27.1%**	**31.7%**	**37.4%**	**-26.5%**	**13.4%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Commercial Real Estate
Quarterly results in new Group structure

Mio. Euro	Q1 2006 pro forma	Q2 2006	Q3 2006	9M 2006 pro forma	Q4 2006	Q1 - Q4 2006 pro forma	Q1 2007	Q2 2007	Q3 2007	9M 2007 pro forma
Net interest income	212	222	209	643	232	875	211	211	220	642
Provision for possible loan losses	-41	-55	-41	-137	-48	-185	-39	-39	-26	-104
Net interest income after provisioning	171	167	168	506	184	690	172	172	194	538
Net commission income	74	65	85	224	111	335	100	95	94	289
Trading profit*	15	3	9	27	10	37	17	17	2	36
Net result on investments and securities portfolio	1	4	2	7	-3	4	0	1	-127	-126
Other result	5	18	8	31	-5	26	15	6	52	73
Revenue	*266*	*257*	*272*	*795*	*297*	*1,092*	*304*	*291*	*215*	*810*
Operating expenses	127	134	126	387	145	532	140	138	131	409
Operating profit	**139**	**123**	**146**	**408**	**152**	**560**	**164**	**153**	**84**	**401**
Restructuring expenses	0	13	0	13	0	13	0	0	0	0
Pre-tax profit	**139**	**110**	**146**	**395**	**152**	**547**	**164**	**153**	**84**	**401**
Average equity tied up	**4,000**	**4,040**	**3,957**	**3,999**	**4,067**	**4,016**	**4,183**	**4,281**	**4,331**	**4,265**
Operating return on equity (%)	**13.9%**	**12.2%**	**14.8%**	**13.6%**	**14.9%**	**13.9%**	**15.7%**	**14.3%**	**7.8%**	**12.5%**
Cost/income ratio in operating business (%)	**41.4%**	**42.9%**	**40.3%**	**41.5%**	**42.0%**	**41.7%**	**40.8%**	**41.8%**	**54.4%**	**44.7%**
Return on equity of pre-tax profit (%)	**13.9%**	**10.9%**	**14.8%**	**13.2%**	**14.9%**	**13.6%**	**15.7%**	**14.3%**	**7.8%**	**12.5%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly *figures have* been restated accordingly

Public Finance & Treasury
Quarterly results in new Group structure

Mio. Euro	Q1 2006 pro forma	Q2 2006	Q3 2006	9M 2006 pro forma	Q4 2006	Q1 - Q4 2006 pro forma	Q1 2007	Q2 2007	Q3 2007	9M 2007 pro forma
Net interest income	129	117	113	359	14	373	68	11	2	81
Provision for possible loan losses	-8	-8	-7	-23	-5	-28	-5	-7	-4	-16
Net interest income after provisioning	121	109	106	336	9	345	63	4	-2	65
Net commission income	-6	-13	-7	-26	-4	-30	-6	-7	-6	-19
Trading profit*	-7	4	-54	-57	24	-33	-34	2	-45	-77
Net result on investments and securities portfolio	4	32	24	60	51	111	79	43	25	147
Other result	0	2	-2	0	2	2	1	3	0	4
Revenue	*112*	*134*	*67*	*313*	*82*	*395*	*103*	*45*	*-28*	*120*
Operating expenses	21	22	23	66	35	101	26	27	25	78
Operating profit	**91**	**112**	**44**	**247**	**47**	**294**	**77**	**18**	**-53**	**42**
Restructuring expenses	0	6	0	6	0	6	0	0	0	0
Pre-tax profit	**91**	**106**	**44**	**241**	**47**	**288**	**77**	**18**	**-53**	**42**
Average equity tied up	1,093	1,067	1,053	1,071	1,083	1,074	1,171	1,175	1,218	1,188
Operating return on equity (%)	33.3%	42.0%	16.7%	30.8%	17.4%	27.4%	26.3%	6.1%	-17.4%	4.7%
Cost/income ratio in operating business (%)	17.5%	15.5%	31.1%	19.6%	40.2%	23.9%	24.1%	51.9%	-104%	57.4%
Return on equity of pre-tax profit (%)	33.3%	39.7%	16.7%	30.0%	17.4%	26.8%	26.3%	6.1%	-17.4%	4.7%

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Others and Consolidation
Quarterly results in new Group structure

Mio. Euro	Q1 2006 pro forma	Q2 2006	Q3 2006	9M 2006 pro forma	Q4 2006	Q1 - Q4 2006 pro forma	Q1 2007	Q2 2007	Q3 2007	9M 2007 pro forma
Net interest income	-6	30	-26	-2	-29	-31	13	7	-1	19
Provision for possible loan losses	0	0	0	0	0	0	0	-4	0	-4
Net interest income after provisioning	-6	30	-26	-2	-29	-31	13	3	-1	15
Net commission income	89	78	87	254	117	371	91	54	12	157
Trading profit*	8	27	1	36	30	66	7	4	-7	4
Net result on investments and securities portfolio	435	138	64	637	2	639	113	215	11	339
Other result	-21	-41	-6	-68	4	-64	-8	128	0	120
Revenue	*505*	*232*	*120*	*857*	*124*	*981*	*216*	*404*	*15*	*635*
Operating expenses	128	136	126	390	153	543	134	82	72	288
Operating profit	**377**	**96**	**-6**	**467**	**-29**	**438**	**82**	**322**	**-57**	**347**
Restructuring expenses	0	96	0	96	0	96	0	0	0	0
Pre-tax profit	**377**	**0**	**-6**	**371**	**-29**	**342**	**82**	**322**	**-57**	**347**
Average equity tied up	**-819**	**-739**	**-527**	**-695**	**-651**	**-684**	**419**	**249**	**-152**	**172**
Operating return on equity (%)	.	.	.	.	.	.	.	.	.	.
Cost/income ratio in operating business (%)	.	.	.	.	.	.	.	.	.	.
Return on equity of pre-tax profit (%)	.	.	.	.	.	.	.	.	.	.

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Appendix 2

Group equity definitions

Group equity definitions

Reconciliation of equity definitions		Equity basis for RoE	
Equity definitions in € m	**Sep 2007**	**Jan-Sep 2007**	
Subscribed capital	1,706	1,707	
Capital reserve	5,699	5,702	
Retained earnings	5,124	5,148	
Reserve from currency translation	-59	-111	
Investors' Capital without minorities	**12,470**	**12,446**	**Basis for RoE on net profit**
Minority interests (IFRS)*	1,031	1,055	
Investors' Capital	**13,501**	**13,501**	**Basis for operating RoE and pre-tax RoE**
Change in consolidated companies; goodwill; consolidated net profit minus portion of dividend; others	141		
BIS core capital without hybrid capital	**13,642**		
Hybrid capital	3,114		
BIS Tier I capital	**16,756**		

* excluding:
- Revaluation reserve
- Cash flow hedges
- Consolidated profit

COMMERZBANK



For more information, please contact Commerzbank´s IR team:

Jürgen Ackermann (Head of IR)
P: +49 69 136 22338
M: juergen.ackermann@commerzbank.com

Sandra Büschken (Deputy Head of IR)
P: +49 69 136 23617
M: sandra.bueschken@commerzbank.com

Wennemar von Bodelschwingh
P: +49 69 136 43611
M: wennemar.vonbodelschwingh@commerzbank.com

Ute Heiserer-Jäckel
P: +49 69 136 41874
M: ute.heiserer-jaeckel@commerzbank.com

Simone Nuxoll
P: +49 69 136 45660
M: simone.nuxoll@commerzbank.com

Stefan Philippi
P: +49 69 136 45231
M: stefan.philippi@commerzbank.com

Karsten Swoboda
P: +49 69 136 22339
M: karsten.swoboda@commerzbank.com

Andrea Flügel (Assistant)
P: +49 69 136 22255
M: andrea.fluegel@commerzbank.com

www.ir.commerzbank.com

November 6th, 2007

Disclaimer

/ Investor relations /

This presentation has been prepared and issued by Commerzbank AG. This publication is intended for professional and institutional customers.

Any information in this presentation is based on data obtained from sources considered to be reliable, but no representations or guarantees are made by Commerzbank Group with regard to the accuracy of the data. The opinions and estimates contained herein constitute our best judgement at this date and time, and are subject to change without notice. This presentation is for information purposes, it is not intended to be and should not be construed as an offer or solicitation to acquire, or dispose of any of the securities or issues mentioned in this presentation.

Commerzbank AG and/or its subsidiaries and/or affiliates (herein described as Commerzbank Group) may use the information in this presentation prior to its publication to its customers. Commerzbank Group or its employees may also own or build positions or trade in any such securities, issues, and derivatives thereon and may also sell them whenever considered appropriate. Commerzbank Group may also provide banking or other advisory services to interested parties.

Commerzbank Group accepts no responsibility or liability whatsoever for any expense, loss or damages arising out of, or in any way connected with, the use of all or any part of this presentation.

Copies of this document are available upon request or can be downloaded from www.commerzbank.com/aktionaere/index.html

| interim report as of september 30, 2007 |

COMMERZBANK



highlights of commerzbank group

	1.1.–30.9.2007	1.1.–30.9.2006
Income statement		
Operating profit (€ m)	2,344	1,997
Operating profit per share (€)	3.57	3.04
Pre-tax profit (€ m)	2,344	1,783
Consolidated surplus (€ m)	1,716	1,245
Earnings per share (€)	2.61	1.90
Operating return on equity[1] (%)	23.1	21.8
Cost/income ratio in operating business (%)	59.0	57.7
Return on equity of consolidated surplus[1] (%)	18.4	14.7

	30.9.2007	31.12.2006
Balance sheet		
Balance-sheet total (€ bn)	626.3	608.3
Risk-weighted assets according to BIS (€ bn)	253.3	231.5
Equity (€ bn) as shown in balance sheet	16.6	15.3
Own funds (€ bn) as shown in balance sheet	30.7	30.1
BIS capital ratios		
Core capital ratio, excluding market-risk position (%)	6.7	6.8
Core capital ratio, including market-risk position (%)	6.6	6.7
Own funds ratio (%)	10.2	11.1

	30.9.2007	30.9.2006
Commerzbank share		
Number of shares issued (million units)	657.2	657.2
Share price (€, 1.1.–30.9.) high	38.20	33.96
low	26.12	24.66
Book value per share[2] (€)	23.87	20.66
Market capitalization (€ bn)	18.7	17.4
Staff		
Germany	27,707	27,916
Abroad	8,741	8,207
Total	36,448	36,123
Short/long-term rating		
Moody's Investors Service, New York	P-1/Aa3	P-1/A2
Standard & Poor's, New York	A-1/A	A-2/A-
Fitch Ratings, London	F1/A	F1/A

1) annualized; 2) excluding cash flow hedges and minority interests.

The figures contained in this report are unaudited.

Dear Shareholders

In the third quarter of 2007, the banking sector was overshadowed by the US subprime crisis. Our own bank did not escape unscathed, and strongly falling market valuations have forced us to report impairments on our subprime portfolio. Furthermore, our trading income in particular has been hit by the unsettled financial markets. Nevertheless, strong earnings in our client-oriented segments Private and Business Customers and *Mittelstandsbank* have allowed us to hold on to our income targets for the Commerzbank Group.

Commerzbank share remains stable despite difficult market environment

After nine months, the Commerzbank share price is at virtually the same level as at the beginning of the year. The share price started the year with significant gains, and clearly outperformed the DAX as well as comparable European banking shares represented by the DowJones EuroStoxx Banks Index. The positive share price performance was underpinned in particular by Commerzbank's strong business performance, which early on already resulted in an increase in the targets for the year as a whole.

The share price reached its highest level so far during the second quarter. Since May, however, the impact of the subprime crisis in the United States has significantly weakened the environment for financials. German banks were also affected by this development.

Performance of the Commerzbank share for the first nine months 2007

Daily figures, 29.12.2006=100


Commerzbank
DAX
DowJones EuroStoxx Banken
140
130
120
110
100
90
80
Jan.
Feb.
March
April
May
June
July
Aug.
Sep.

Highlights of the Commerzbank share

	1.1.-30.9.2007	1.1.-30.9.2006
Earnings per share (€)	2.61	1.90
Share price high (€)	38.20	33.96
Share price low (€)	26.12	24.66
Average daily trading volume (million units)	6.63	4.75
	30.9.2007	**30.9.2006**
Number of shares (million units)	657.2	657.2
Closing price (€)	28.39	26.55
Market capitalization (€ bn)	18.7	17.4

Since then the share price has steadily lost the ground it had gained, especially during the period from mid-June to the start of August. By then, the problems in the US subprime market had become the dominant issue. Against this background, the announcement of positive results again in the second quarter met with little attention, but managed to stabilize the performance of Commerzbank shares, which experienced lively trading in the months of August and September.

Since the publication of our last interim report, the share price has generally tracked the performance of the DowJones EuroStoxx Banks Index. In contrast, the DAX index, which is dominated for the most part by non-banking shares, had divorced itself at the end of July from the downward trend driven by the subprime problems, and had started to gain ground by the end of September.

Our Investors' Day was held on September 20 and met with a positive response. The event was attended by about 100 investors and analysts, and once again offered an in-depth view of the bank's strategies and business performance. In general, the positive reaction helped to stabilize the share price.

We provide our shareholders with comprehensive information. You can find data on Commerzbank's shares as well as current news, publications and presentations on Commerzbank at our Internet site www.ir.commerzbank.com.

interim management report as of september 30, 2007

BUSINESS AND ECONOMY

Despite somewhat weaker growth in the United States and turbulence on international financial markets, the global economy remains on an upward trend, from which the German economy continued to benefit. However, the first months of 2007 were not quite able to reproduce the high growth rates of 2006. At the start of the year, this was primarily attributable to significant tax increases, but now the ECB's higher interest rates and somewhat weaker demand from abroad are having more and more effect.

In the third quarter, performance on financial markets was strongly impacted by the crisis in the US mortgage market. Uncertainty over the scale of the problems and concerns about possible negative consequences for the broader economy saw interest rates and share prices tumble significantly in the interim. In some market segments, trading temporarily came almost to a complete halt. By the end of September, however, equity indices had risen again, almost to their highs for the year, and yields on government bonds had recovered. But money markets remained plagued by the tensions that had been triggered during the crisis, with the result that short-tem financing continued to be more expensive than it was before the crisis.

We at Commerzbank can be satisfied with the performance in 2007, despite the difficult market situation outlined above. Our strategy of concentrating on client-oriented segments has paid dividends, especially in Private Customers and the *Mittelstandsbank*. In addition, we have continued along the path of controlled expansion and reinforced our presence in highly promising markets abroad. In September we were awarded the license for a branch in Dubai. This will be the 21st branch of Commerzbank AG abroad, and reflects our aim of gaining exposure to the rapidly expanding economic potential of the region while also using the branch to offer service locally to German and Arabic clients alike. The branch will provide a wide range of banking services for companies and institutional investors, including in particular structured investment products, derivatives, trade finance and transaction banking, asset management via cominvest and real-estate financing via Eurohypo.

In September we also announced that we would acquire 60% plus one share in Forum Bank of Ukraine, thereby significantly strengthening our position in Central and Eastern Europe. Forum Bank has more than 3,000 employees, and concentrates primarily on services to its 12,000 corporate clients. With our support, the bank will expand its retail banking operations in the years ahead.

At the start of October, our new representative office in the Ethiopian capital Addis Ababa opened for business. The main task of the office will be to maintain close contacts with the National Bank of Ethiopia, local banks and other institutions.

In the area of asset management, our strategy of increased focus has been successfully implemented. In October we reached an agreement with UBS over the sale of our French subsidiary, Caisse Centrale de Réescompte (CCR). The transaction is expected to be finalized in the first quarter of 2008, following approval from the supervisory authorities. After the sale of the UK-based Jupiter International Group in June and the pending sale of Commerz International Capital Management (Japan), we will fully concentrate our asset management operations in our domestic subsidiary cominvest Asset Management in future.

The annual general meeting of Eurohypo was held on August 29, 2007. The meeting approved the squeeze-out of minority shareholders for the benefit of the principal shareholder, Commerzbank Inlandsbanken Holding GmbH. The annual general meeting also approved the control and profit transfer agreement. This was recorded in the commercial register and entered into effect on September 4, 2007. This agreement will allow us to reduce fiscal complexity within the Commerzbank Group and to achieve tax benefits.

EARNINGS PERFORMANCE, FINANCIAL AND ASSET POSITION

When examining the income statement of the Commerzbank Group, it should be noted that Eurohypo has been fully consolidated only since April 2006. In the first quarter of 2006 it was still reported at equity. This means that for the first three months of 2006 the contribution to income due to our investment was shown under net interest income.

Although the income statement for the third quarter of 2007 clearly reflects the impact of the subprime crisis, income after provisioning did rise modestly in comparison to the same period last year. The operating profit improved by over 7% compared to the third quarter of 2006 and by over 17% in the nine-month comparison.

Net interest income at stable levels – provisioning is down

Net interest income came to €999m in the third quarter, compared with €1,003m in the previous quarter. We were able to expand volumes and margins in domestic corporate banking, BRE Bank and in the Commercial Real Estate segment, thereby improving income in comparison to the previous quarters. Net interest income remained stable in retail banking. However, we were forced to report negative net interest income in the Public Finance and Treasury segment due to the development of interest rates. In total for the first nine months of 2007, we are able to report net interest income of €3.05bn, compared to €2.94bn for the same period last year.

We are happy to report a further reduction in provisions for possible loan losses. After setting aside provisions of €160m in the first quarter and €151m in the second quarter, we have allocated an amount of €107m for the period July to September. Although the need for provisions in the USA has risen due to the subprime crisis, it has fallen in all other areas. We were even able to make net releases of provisions in the *Mittelstandsbank* segment. In the year to date, we have made provisions totaling €418m for possible loan losses. Even when not taking into account the one-off amount of €293m in retail business in 2006, loan loss provisions declined.

Net commission income doing well – trading profit weaker

In the third quarter of 2007, we have posted net commission income of €810m. Of this amount, €100m was due to an extraordinary item in the *Mittelstandsbank* segment. A ruling by the German Federal Finance Court means that we can now recognize income from what was termed the reserve management programme, a product for corporate clients dating back to 2000. The remaining amount of €710m represents income from current operations; for the first time, this amount no longer includes income from our former subsidiary Jupiter International Group. The figure for the previous year was €718m, and included a €63m contribution from Jupiter. In total, commission income for the first nine months of this year amounted to €2.41bn compared to €2.17bn for the same period last year. Among the significant contributing factors to this growth were securities trading on behalf of our clients and the real estate business.

Seasonal factors and the fallout from the financial crisis were the main reasons for the noticeable decline in trading profit. It amounted to €124m in the third quarter, compared with €381m in the previous quarter and €168m in the third quarter of 2006. The Corporates & Markets segment was particularly impacted, especially the credit trading unit, while trading profit from derivative products and interest rate and currency trading remained strong. The valuation of derivatives and the application of the fair value option made a negative contribution. For the first nine months of 2007, however, we are still able to report a trading profit of €806m, compared to €825m in the same period for the previous year.

Net result on investments and securities portfolio dented by financial crisis

This position reflects the write-downs on our subprime exposure. Since the end of June, the market as a whole has deteriorated significantly. For this reason, we reassessed our exposure in great detail, and have adopted a transparent valuation process with regular intervals. The portfolio was subjected to an in-depth credit analysis focusing on the probability of defaults and appropriately valued taking into con-

sideration the information currently available. In the third quarter we made value adjustments of €291m on our subprime securities portfolio. This was spread over the Corporates & Markets (€163m) and Commercial Real Estate (€128m) segments and fully accounts for market developments up to the end of September.

In the first half of 2007, we were able to report investment earnings of €487m, due in large part to the sale of Jupiter International Group. Following the valuation adjustment mentioned above, the result for the third quarter is a negative €238m, leaving €249m for the first nine months. In the comparative period for 2006, the amount was €720m.

Cost control continues to be successful

In the third quarter, administrative expenses amounted to €1.28bn, or 3.1% less than in the previous quarter. This decline was primarily a result of the deconsolidation of Jupiter International Group, along with lower bonus provisions in some business segments. In the first nine months, administrative expenses totaled €3.97bn, or 4.1% higher than in the same period in 2006. On a pro-forma basis, i.e. taking Eurohypo fully into account in the comparison, there was a marginal increase of 0.7%. Personnel expenses rose to €2.35bn. The modest increase in the number of employees to 36,448 over the last twelve months was solely the result of additional staff abroad, mainly due to the expansion of BRE Bank. Investments in our efficiency initiatives resulted in higher other expenditure, which increased to €1.38bn. Depreciation on fixed assets of €237m remained at the level of last year.

Operating profit 17.4% higher than last year

We generated an operating profit of €361m in the third quarter, compared with €337m in the third quarter of 2006. For the first nine months of 2007, we are showing an operating profit of €2.34bn, an increase of 17.4% on the same period for the previous year. After deduction of tax of €560m and profit and loss of €68m attributable to minority interests, the consolidated surplus is €1.72bn. This is 37.8% higher than for the same period of the previous year. Based on an average of 656.6 million issued ordinary shares, earnings per share came to €2.61, compared to €1.90 for the previous year on the basis of an average of 656.3 million shares.

Total assets and equity capital

Over the course of 2007, total assets of the Commerzbank Group have risen by 2.9% or €17.9bn to €626.3bn. While our interbank lending and claims on customers remained virtually unchanged, assets held for trading rose by €15bn to €100.6bn, especially due to higher positive fair values attributable to derivative financial instruments. Liabilities to banks and customers increased strongly by €9.1bn and €16.4bn respectively. Securitized liabilities meanwhile declined by €17.9bn. Liabilities from trading activities increased by €7.9bn.

Equity capital rose by 8.7% compared to the end of 2006 to €16.65bn. Subscribed capital, capital reserves and retained earnings remained virtually unchanged. The revaluation reserve was reduced by 15%, to €1.48bn as a result of the market situation. This decline was more than offset by the strongly improved results from cash flow hedges (-€42m compared to -€381m) and the €84m reduction in the reserve from currency translation. The consolidated surplus contributed an amount of €1.7bn for the period from January to September while €493m for 2006 were paid as dividends in May.

Risk-weighted assets rose sharply by €21.8bn to €253.3bn. For this reason, the core capital ratio fell slightly from 6.7% to 6.6%, despite higher equity capital. The own funds ratio fell from 11.1% to 10.2%.

Segment reporting

The composition of the segments and the segment reporting principles are explained in detail on pages 22 and 23 of this report. Performance in the various segments varied significantly during the first nine months of the year:

Private and Business Customers

This segment, which also includes the German Asset Management business area since the start of the year, has generated further improvements in earnings quality. Net interest income remained at the level reported in the first two quarters, totaling €956m for the first nine months. Provisions for possible loan losses were reduced each quarter; overall we have set aside €197m in provisions for the period from January to September. Net commission income was especially pleasing. This increased again in the third quarter, growing in comparison to the previous year by almost 10% to €1.2bn. We have retained a firm grip on costs. The modest increase to €1.6bn for the first nine months is primarily the result of higher bonus provisions due to good business performance and our growth programmes. Investments in branches and comdirect bank are bearing fruit. In the year to date, Commerzbank has acquired a net total of 231,000 new private and business customers.

Operating profit for the first nine months totaled €334m. On a comparable basis, that is to say without the special risk provision of the third quarter of 2006, it increased by 23.7% compared to the previous year. The operating return on equity was 17.8% and the cost/income ratio improved slightly to 75.2%.

Mittelstandsbank

The *Mittelstandsbank* segment continued its undiminished success. Margins remained stable while credit and deposit business volumes were increased. This saw net interest income rise quarter on quarter to total €1,074m for the first nine months, 15.4% more than in the comparative period in 2006. Due to the continuing favorable economic environment, we reduced the provision for possible loan losses once again. We were even able to make net releases of provisions in the third quarter. For the first nine months, we are reporting provisions of only €17m compared to €174m in the same period for 2006. Net commission income of €645m also made a pleasingly strong contribution to earnings. Adjusted for the extraordinary item of €100m mentioned above, commission income was still almost 12% higher than in the first nine months of 2006. This reflects the success of our improved cross-selling efforts. Our ongoing tight cost management kept cost increases to a minimal 2.9%.

We achieved an operating profit of €993m, compared with €502m in the a previous year. With slightly more average equity tied up, the operating return on equity rose to 42.5% from 22.3%. The cost/income ratio improved from an already strong 54.3% last year to 45.0%.

Corporates & Markets

The performance of the Corporates & Markets segment in the third quarter of 2007 was impacted by the subprime crisis. However, core operations remained strong. While interest income for the first nine months rose by 6.2% over the same period last year to total €275m, we were forced to make significantly higher provisions for possible loan losses – but solely for the New York subsidiary, which has only been part of this segment since mid-2006. For the first nine months of 2006, this position reported a positive balance, but a negative amount of €80m was recorded in the course of this year. Despite a drop in income from syndications, net commission income rose by 4.4% to €142m in the year to date. Trading profit reflected the difficult market environment; in the third quarter it was €150m compared to €327m in the previous quarter. For the first nine months of 2007, we have achieved a modest rise of 1.3% to €766m. The net result from the investments and securities portfolio of -€140m includes €163m of write-downs on CDOs linked to the subprime crisis.

The operating profit fell from €520m in the first nine months of 2006 to €227m. On the basis of lower average equity tied up, the operating return on equity was 13.4% compared to 28.1% for the previous year. The cost/income ratio rose from 58.3% to 71.1%.

Commercial Real Estate

The Commercial Real Estate segment includes the commercial real-estate operations of Eurohypo and Commerz Real AG (formed through the merger of CommerzLeasing und Immobilien and Commerz Grundbesitzgesellschaft). Operating business continued to perform positively. This is shown more clearly through a pro-forma comparison with the results for 2006 than by looking at the reported figures. Net interest income has risen modestly in the year to date, remaining stable at €642m after €643m last year. Loan loss provisions were lowered from €137m to €104m. Net commission income increased by a pleasing 29% to €289m. Unfortunately, this segment was also affected by the subprime crisis. The net result on investments and securities portfolio was hit by an impairment charge of €128m on the subprime portfolio of Eurohypo in New York. Administrative costs rose only slightly to €810m for the period from January to September.

We report an operating profit of €401m. On a pro-forma basis, this represents a modest decline of 1.7%. The operating return on equity was 12.5%, while the cost/income ratio was 44.7%.

Public Finance and Treasury

This segment comprises Hypothekenbank in Essen, Erste Europäische Pfandbrief- und Kommunalkreditbank, the public-sector lending business of Eurohypo and the Group Treasury. Essen Hyp in particular was impacted by the difficult market environment following the subprime crisis. It is worth noting in this regard that Essen Hyp itself is not exposed in this sector. Income in the third quarter was also weighed down by lower gains on sales of borrower note loans at Essen Hyp and less repayment penalties at Eurohypo. In our Treasury, however, we noticed a turn for the better. For the first nine months of 2007, income of €120m was generated with administrative costs of €78m.

Operating profit was €42m compared to €247m on a pro-forma basis for the previous year. The operating return on equity was 4.7%, and the cost/income ratio was 57.4%.

Others and Consolidation

Since the start of the year, we have also included international asset-management activities into this segment. Performance was driven in particular by the deconsolidation of Jupiter International Group in June. Net interest income was €19m compared with €3m last year. Commission income fell from €254m to €157m. The net result on investments and securities portfolio was €339m. This position reflects the proceeds from the sale of various stakes, especially Germanischer Lloyd, Deutsche Börse and Jupiter International. Administrative costs fell from €390m last year to €288m this year. We report an operating profit of €347m compared with €471m last year.

The Commerzbank Group posted an operating return on equity of 23.1% for the first nine months of 2007, or 18.4% calculated on the basis of the consolidated surplus. The cost/income ratio remained at the pleasingly low level of 59.0%.

FORECAST

Despite financial market turbulence, the global upturn will continue in the months ahead. Nonetheless, the crisis in the real-estate market, which is also unsettling the financial markets, is likely to continue to put the brakes on the US economy. In Germany growth will probably tend to weaken and approach the medium-term trend level of about 1½%. Given the less favorable economic prospects in the euro zone, the ECB will leave interest unchanged for the immediate future. Further interest rate cuts are likely from the Federal Reserve, so we expect bond yields to fall slightly.

The Commerzbank Group as a whole remains well on track in operational terms. In the individual segments we anticipate the following results for 2007:

In the Private and Business Customers segment we anticipate an operating profit of more than €375m. This represents significant growth in comparison over the previous year, even if the 2006 results are adjusted for the special risk provision of €293m.

- Seen from today's perspective, the *Mittelstandsbank* will achieve operating profit of over €1.2bn, representing strong growth compared to the results in 2006.
- In Corporates & Markets we anticipate the fourth quarter will be positive again. The operating profit will be below the previous year but will remain at a satisfactory level, given the roughly €210m impairments on the subprime portfolio in total.
- Despite impairments on the subprime portfolio, we expect operating profit in the Commercial Real Estate segment to match the level from last year.
- For Public Finance and Treasury, the fourth quarter should offer a modest recovery. However, this segment will continue to be impacted by interest rate developments and the weaker markets.

Despite subprime effects but also thanks to a good result from our management of investments, our current projections indicate that for the Group as a whole we will achieve a return on equity based on the consolidated surplus of more than 15%. We intend to share this increase in earnings with our shareholders in the form of higher dividends.

In 2008, we will maintain our strategy of concentrating on client-based operations and controlled growth. Provided the markets do not deteriorate any more, we are confident that we can further increase the return on equity next year.

RISK REPORT

I. Risk-based overall Bank management

1) Principles and organization of risk management

The Commerzbank Group's value-based and risk/return-oriented overall Bank management involves taking on identified risks and managing them professionally. Accordingly, the core tasks for Commerzbank risk management consist of identifying all the major risks within the Group and – as far as possible – precisely measuring these risks and managing the resulting risk positions.

Commerzbank defines risk as the danger of possible losses or profits foregone, which may be triggered by internal or external factors. Risk management always distinguishes between quantifiable – i.e. measurable – and unquantifiable categories of risk.

For a more detailed explanation of the way risk management is organized at Commerzbank, please see our 2006 annual report. There have been no significant changes in organizational and reporting structures since the last management report.

2) Risk-taking capability

Calculation of the risk-taking capability based on economic capital is the second important pillar of overall Bank management, alongside integrated risk/return-oriented management based on expected loss and risk appetite.

For this, the aggregate risk figure for the Bank as a whole (measured as economic capital) is set against the total capital available for covering risk. The objective of this comparison is to establish whether the Bank is in a position to anticipate potential unexpected losses without serious negative effects on its business activity and to cover them from its own funds.

Risk-taking capability for the Commerzbank Group
in € bn


18.6
Economic capital incl. diversification effects between risk categories
Economic capital – Credit risk
Economic capital – Market risk
Economic capital – Operational risk
Economic capital – Business risk
Combined stress tests for economic capital*)
Extreme stress tests for economic capital*)
Disposable capital for covering risk
16.2
12.8
9.7
0.6
1.2
7.4
2.9
5.0
Buffer
13%
31%
48%
60%
Target buffer 2007
>0%
>10%
>20%
>30%
Capital for covering risk (incl. subordinated capital) €29.3bn
*) excl. diversification effects
September 2007

In accordance with Group guidelines, the capital available for covering risk must be 20% higher than the economic capital excluding diversification effects. Within the Bank's overall risk strategy, the risk buffer requirement has been translated into specific targets for individual portfolios. The Bank maintained all of the buffers set in the reporting period at all times.

II. Risk management

1) Default risks

Definition
The risk of losses or profits foregone due to defaults by counterparties and also the change in this risk. Apart from this traditional risk, default risk also covers country risk and issuer risk as well as counterparty risk and settlement risk arising from trading activities.

Provision development
Risk provisions in the third quarter totaled €107m, which was €44m lower than in the previous quarter. There was also a significant reduction from the third quarter of 2006, primarily the result of the one-off charge in Retail taken in the Q3 last year. We anticipate that Group risk provisions in 2007 will be below €550m.

Modeling and quantifying credit risk
All credit risks are aggregated at the portfolio level with the aid of the internal credit-risk model, with the input parameters and risk factors closely linked to the parameters for Basel II. From the distribution of loss we calculate both the expected loss (EL) and the unexpected loss (UL).

Whilst UL is used to measure risk concentrations and in managing cluster risks, we have established EL as a central variable in guiding the Bank's processes. EL is used in the Bank's operational management of risk. In addition, the EL positioning for the individual business lines is ascertained within the strategic planning process. The regular monitoring of EL is embedded in a limits system.

The expected loss at Group level has risen by 5% over the comparative nine-month period, in line with segmental business trends. The decline in the Private and Business Customers segment from the planned

Provision for possible loan losses

Segments € m	1st quarter 2006 (pro forma)	2nd quarter 2006	3rd quarter 2006*	**2006 as a whole** (pro forma)	1st quarter 2007	2nd quarter 2007	3rd quarter 2007	Difference 3rd quarter vs. 2nd quarter
Private and Business Customers	71	72	381	599	73	66	58	–8
Mittelstand	80	81	13	128	30	25	–38	–63
Corporates & Markets	11	9	–27	–11	13	10	57	47
Commercial Real Estate	41	55	41	186	39	39	26	–13
Public Finance and Treasury	8	8	7	28	5	7	4	–3
Others and Consolidation	0	0	0	0	0	4	0	–4
Group	**211**	**225**	**415**	**930**	**160**	**151**	**107**	**–44**

*) Increase in risk provisions in the third quarter 2006 resulting from the one-off in retail business amounting to €293 m.

Expected loss by segment

	30.9.2007 €m	31.12.2006*) €m	Change in %
Private and Business Customers	260	294	–12
Mittelstand	323	287	13
Corporates & Markets	162	109	49
Commercial Real Estate	265	277	–4
Public Finance and Treasury	68	55	24
Others and Consolidation	15	17	–12
Group	1,093	1,039	5

*) EL as of 31.12.2006 was adjusted to the current segment structure.

introduction of additional selective scoring systems stands in contrast with the higher level in the *Mittelstand* segment, which is the result of increased volumes in the target groups German *Mittelstand* (SMEs) and Central/Eastern Europe (especially BRE). The rise in the C&M segment is due to base date effects and to revaluations in the context of current market instability.

Country risks

Country-risk management covers all the decisions, measures and processes which are intended to influence portfolio structure in order to achieve management goals. The country risk credit committee discusses Group strategy decisions in conjunction with the Group-wide planning and control of country risks, and sets segment-specific country limits. Globalization is increasingly bringing opportunities for all areas of business which, through targeted risk/return-oriented business expansion in the emerging markets, can be utilized to a greater extent than has previously been the case. Overall, 86% of exposure abroad is in the rating range 1.0 to 1.8, and 11% is in the range 2.0 to 2.8, whilst only 3% of the exposure has a rating of 3.0 or worse.

Regions of foreign exposure as of 30.9.2007

- 74.5% Europe and Turkey
- 15.3% North America
- 4.2% Asia/Pacific
- 2.2% Caribbean financial centres
- 1.0% Middle East and North Africa
- 0.8% International organizations
- 1.1% Africa (excl. North Africa)
- 0.9% Central/South America


€260.9bn

2) Market-price risks

Definition

Market-price risks encompass the risks of losses from changes in market prices (interest rates, spreads, exchange rates, share prices, etc) or parameters influencing prices, such as volatility and correlations. This definition comprehends also risks from equity investments in the banking book and equity event risks (modeling equity risk beyond VaR, e.g. to cover the insolvency of an issuer). We also keep an eye on market liquidity risk, which covers cases where it is not possible for the Bank to liquidate or hedge risky positions in a timely manner and to the desired extent as a result of insufficient liquidity in the market.

Modeling and quantifying market risks

The value-at-risk shows the potential losses which will not be exceeded with a 99% degree of probability for a holding period of 10 days. In the table on the following page, market risk is broken down into business lines in accordance with the internal model (trading book risks and currency risks for the banking book).

Changes in market-price risks
Value-at-risk (99%, 10 days)

	Corporates & Markets		Treasury		Group	
€m	1.1.–30.9.2007	2006	1.1.–30.9.2007	2006	1.1.–30.9.2007	2006
Minimum	16.0	15.2	5.2	9.4	21.5	21.0
Median	24.6	27.2	8.6	12.3	33.2	31.3
Maximum	37.4	38.6	54.8	25.8	69.6	44.3
End of period	24.2	22.6	7.7	12.2	26.2	30.0

Market risk in accordance with the internal model as of 30.9.2007
(99%, 10 days)


30% Credit-spread risk
20% Interest-rate risk
40% Equity risk
8% FX risk
2% Precious metal risk
€6.2m

In addition, credit spread, equity investment and interest-rate risks in the banking book, which are reflected in the revaluation reserve, are also subject to internal monitoring and limits (including a sensitivity limit).

3) Operational risks

Definition
We define operational risk as the risk of losses through inadequate or defective systems and processes, human or technical failures or external events such as system breakdowns or fire damage. In line with the definition of the Solvency Regulation, this also includes legal risk, i.e. risks stemming from inadequate contractual agreements or changes in the legal framework.

In the first three quarters of 2007, actual losses (individual cases above €5,000) amounted to €31m, while overall provisions in the same period were reduced by around €5m. Expected loss (EL) and unexpected loss (UL) from operational risks amounted to around €61m and €1,233m respectively. Further development of the Advanced Measurement Approach for fully taking into account all components of the Solvency Regulation led to increases versus the December 2006 figures (EL €50m, UL €1,044m). The EL/UL ratio of 1:20 highlights the importance of avoiding major risks in the prevention of losses. We are gradually optimizing the use of insurance policies against losses to limit UL as part of the OpRisk concept.

Expected loss from operational risks as of 30.9.2007


2% Internal fraud
20% External fraud
3% Employment practice and job security
22% Customers, products and business practices
1% Material damages
4% Interruptions to business and systems crashes
48% Execution, delivery and process management
€61m

4) Other types of risk

In terms of all other quantifiable and non-quantifiable risks, there were no significant changes in the third quarter of 2007 as against the position reported in detail in the 2006 annual report.

III. Main developments in 2007

Basel II

Commerzbank has applied for approval to be an AIRB bank. This impacts both the AIRB approach for the loan book and the AMA approach to reporting operational risks. Scrutiny by the regulator for the purpose of certification in this regard is still ongoing. Current extrapolations confirm the positive capital saving effect expected for the Group as a whole.

Internal model for calculating liquidity risks

Regulatory liquidity requirements under Principle II were met at all times in the first three quarters, with values of between 1.12 and 1.25. Commerzbank uses the long-established Available Net Liquidity concept for internal liquidity management. In the reporting period, this was expanded with additional scenarios to simulate stress situations. The reliability of the concept has been demonstrated during the current liquidity crisis, ensuring that the bank had access to sufficient liquidity at all time and even placing it in a position to make liquidity available to the financial markets.

Commerzbank will apply for the method to be approved as its internal liquidity risk model. After initial consultations with the supervisory authority in the second quarter of 2007, a workshop has been scheduled for the fourth quarter to address specific issues in the approval process.

Retail lending

Implementation of the combined retail-lending platform conceived in 2006 in the course of the Eurohypo integration, and the establishment of a highly effective operational credit function focusing systematically on risk optimization, were executed according to plan in September 2007 with the migration of the loan portfolio to the new platform. Together with further improved, powerful scoring systems, these new business processes and organizational structures will create the conditions for enhancing return on equity in the retail-lending market through efficient credit processing, swift, risk-based decision-making and active portfolio management, and for playing a successful, leading role in the competitive market for private and business customers in Germany.

Intensive Care

In 2007, a project was launched with the objective of combining Group-wide intensive care skills into a single unit. The unit's tasks will include inter alia the definition of Group-wide standards for a professional and efficient workout procedure, the harmonization of write-down policies, the introduction of a cash-value oriented management system and the positioning of the new unit as a virtual profit center. The planning phase will be completed by the end of the year.

Subprime crisis

Commerzbank is exposed to the US subprime market with a CDO/RMBS volume in the amount of €1.2bn through its units in New York and London; in addition CB Europe holds €54m subprime underlyings as part of AAA bonds in a total volume of €0.2bn.

In the third quarter, the environment has deteriorated dramatically, as illustrated for example by the decline in the ABX HE 2006-2 indices (which show the price performance of RMBS securitizations by ratings). The index for the BBB tranche on March 31, 2007 was 79.00, but by September 30, 2007 it had fallen to only 39.33.

For this reason, the risk function undertook a complete revaluation of the portfolio as per September 30, 2007 (please see the note on accounting principles). This analysis resulted in a charge against earnings in the amount of €291m before tax, which was fully booked in the third quarter.

DECLARATION OF COMPLIANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) – ACCOUNTING PRINCIPLES AND CONSOLIDATED COMPANIES –

Accounting principles

Our interim financial statements as of September 30, 2007, were prepared in accordance with Art. 315a (1) of the German Commercial Code (HGB) and Regulation (EC) No. 1606/2002 (IAS Regulation) of the European Parliament and of the Council of July 19, 2002, together with other regulations for adopting certain international accounting standards on the basis of the International Accounting Standards (IAS) and the International Financial Reporting Standards (IFRS), approved and published by the International Accounting Standards Board (IASB). This report takes particular account of the requirements of IAS 34 relating to interim financial reporting.

In preparing this interim report, we have in principle employed the same accounting policies as in our consolidated financial statements as of December 31, 2006 (see page 112ff. of our 2006 annual report).

Sales margins from foreign exchange transactions were previously reported in the income statement under net result on trading. From 2007 financial year onward, these will be reported under net commission income, as is now the international norm. We have adjusted the previous years' figures accordingly. In respect of the first nine months of 2006, the reclassification amounts to €49m.

Adjustment to the provision for possible loan losses in accordance with IAS 8

As of December 31, 2006, we effected a backdated increase in the provision for possible loan losses in accordance with IAS 8.42. Details may be found in Note 2 to the consolidated financial statements as at December 31, 2006. This adjustment also affects the results for the first three quarters and the statement of changes in equity of 2006, which we have adjusted in this report to make comparisons easier.

Valuation of the subprime portfolio

The CDO and RMBS portfolios affected are allocated to the IAS 39 category "Available for Sale" in the Investments and Securities Portfolio. As far as no active market is available for these financial instruments, we have, in accordance with IAS 39, resorted to a valuation process and calculated the fair value from available market-price indices. The question of whether or not a RMBS is impaired has been addressed in a tranche-by-tranche individual valuation process (bottom-up analysis) using trustee reports and additional available information. The expected losses projected by this process have been applied to the securities underlying the CDOs on the basis of the rating and year of issue. Where assets are impaired, the difference in value between the amortized cost and the current fair value has been reported as a value impairment expense in the income statement. The analysis has led to impairment charges against earnings for CDO and RMBS portfolios based on subprime assets of €291m before tax in the third quarter of 2007.

Consolidated companies

On August 28, 2007 we concluded a contract for the sale of our subsidiary Commerz International Capital Management (Japan) Ltd, Tokyo. We also signed an agreement on October 23, 2007 for the sale of our subsidiary Caisse Centrale de Réescompte, S.A., Paris, (CCR). In compliance with IFRS 5, we are reporting these companies' assets and liabilities under Other Assets and Other Liabilities until the final transfer of the shares is completed, which in the case of CCR is planned for early 2008. The individual amounts can be found in the relevant notes.

The subsidiaries Skarbiec Asset Management Holding SA, Warsaw, BRE Agent Transferowy Sp. z o.o., Warsaw, and SKARBIEC Towarzystwo Funduszy Inwestycyjnych SA, Warsaw, as well as the special-purpose entity Comas Strategy Fund Limited, Grand Cayman, were deconsolidated in January 2007.

The subsidiaries Commerz Grundbesitz Beteiligungsgesellschaft mbH & Co.KG, Frankfurt am Main, and KENSTONE GmbH, Eschborn, were consolidated into the Group as of January 1, 2007.

Commerzbank (Schweiz) AG Private Banking, Vienna, was consolidated at the end of May 2007.

We sold our subsidiaries Commerz Asset Management (UK) plc, London, and Jupiter International Group plc, London, and deconsolidated the companies on June 19, 2007. The sale generated non-recurring income of €243m in the category investments and securities portfolio (available for sale) as well as €94m in other income.

The subsidiaries ComTS Mitte GmbH, ComTS Nord GmbH and ComTS West GmbH, as well as the special-purpose entity Semper Finance 2007-1 GmbH, all based in Frankfurt am Main, were consolidated into the Group on June 30, 2007.

P.T. Bank Finconesia, Jakarta was divested on August 1, 2007 and has no longer been consolidated since that date.

The following newly established special purpose entities have been included in the interim report for the first time: CB Mezzanine Ltd Partnership, Frankfurt am Main; CoSMO Finance 2007-1 Ltd, Dublin; Glastonbury 2007-1 plc, Dublin; Kaiserplatz Purchaser No. 08 Ltd, St. Helier (Jersey); Kaiserplatz Purchaser No. 18 Ltd., St. Helier (Jersey); and KP Avalon Ltd, Dublin.

The following special funds were divested and deconsolidated: DBI Fund HIE 1, Frankfurt am Main; DBI Fund HIE 3, Frankfurt am Main; DEVIF Fund No. 606, Frankfurt am Main; and Grugafonds, Munich.

The special purpose entities Kaiserplatz Purchaser Nos. 02, 03, 04 and 09, each domiciled in St. Helier (Jersey) were closed as planned upon maturity and are therefore no longer consolidated.

consolidated income statement

	Notes	1.1.–30.9.2007 € m	1.1.–30.9.2006 € m	Change in %
Net interest income	(1)	3,047	2,941	3.6
Provision for possible loan losses	(2)	–418	–799	–47.7
Net interest income after provisioning		2,629	2,142	22.7
Net commission income	(3)	2,415	2,129	13.4
Trading profit	(4)	806	825	–2.3
Net result on investments and securities portfolio (available for sale)	(5)	249	720	–65.4
Other result	(6)	212	–10	.
Operating expenses	(7)	3,967	3,809	4.1
Operating profit		**2,344**	**1,997**	**17.4**
Restructuring expenses		–	214	.
Pre-tax profit		**2,344**	**1,783**	**31.5**
Taxes on income	(8)	560	413	35.6
After-tax profit		**1,784**	**1,370**	**30.2**
Profit/loss attributable to minority interests		–68	–125	–45.6
Consolidated surplus		**1,716**	**1,245**	**37.8**

Earnings per share	1.1.–30.9.2007	1.1.–30.9.2006	Change in %
Operating profit (€ m)	2,344	1,997	17.4
Consolidated surplus (€ m)	1,716	1,245	37.8
Average number of ordinary shares issued (units)	656,593,546	656,267,572	0.0
Operating profit per share (€)	3.57	3.04	17.4
Basic earnings per share (€)	2.61	1.90	37.4

The basic earnings per share, calculated in accordance with IAS 33, are based on the consolidated surplus. Minority interests are not taken into consideration.

In the financial year as in the previous year, no conversion or option rights were outstanding. The diluted earnings per share, therefore, correspond to the basic earnings per share.

CONSOLIDATED INCOME STATEMENT (QUARTER-ON-QUARTER COMPARISON)

€ m	3rd quarter 2007	2nd quarter 2007	1st quarter 2007	4th quarter 2006	3rd quarter 2006	2nd quarter 2006	1st quarter 2006
Net interest income	999	1,003	1,045	975	1,050	1,060	831
Provision for possible loan losses	–107	–151	–160	–79	–415	–225	–159
Net interest income after provisioning	892	852	885	896	635	835	672
Net commission income	810	758	847	798	718	677	734
Trading profit	124	381	301	286	168	337	320
Net result on investments and securities portfolio (available for sale)	–238	262	225	50	91	184	445
Other result	56	146	10	–4	17	–6	–21
Operating expenses	1,283	1,324	1,360	1,395	1,292	1,327	1,190
Operating profit	**361**	**1,075**	**908**	**631**	**337**	**700**	**960**
Restructuring expenses	–	–	–	39	–	214	–
Pre-tax profit	**361**	**1,075**	**908**	**592**	**337**	**486**	**960**
Taxes on income	10	283	267	174	84	146	183
After-tax profit	**351**	**792**	**641**	**418**	**253**	**340**	**777**
Profit/loss attributable to minority interests	–12	–24	–32	–66	–36	–55	–34
Consolidated surplus	**339**	**768**	**609**	**352**	**217**	**285**	**743**

consolidated balance sheet

Assets	Notes	30.9.2007 € m	31.12.2006 € m	Change in %
Cash reserve		3,271	5,967	–45.2
Claims on banks	(10, 12)	75,364	75,271	0.1
Claims on customers	(11, 12)	295,453	294,471	0.3
Provision for possible loan losses	(13)	–6,296	–7,371	–14.6
Positive fair values attributable to derivative hedging instruments		8,571	6,979	22.8
Assets held for trading purposes	(14)	100,572	85,527	17.6
Investments and securities portfolio	(15)	135,991	135,291	0.5
Intangible assets	(16)	1,304	1,680	–22.4
Fixed assets	(17)	1,319	1,388	–5.0
Tax assets		5,545	5,918	–6.3
Other assets	(18)	5,166	3,218	60.5
Total		**626,260**	**608,339**	**2.9**

Liabilities and equity	Notes	30.9.2007 € m	31.12.2006 € m	Change in %
Liabilities to banks	(19)	134,930	125,825	7.2
Liabilities to customers	(20)	157,574	141,214	11.6
Securitized liabilities	(21)	210,902	228,753	–7.8
Negative fair values attributable to derivative hedging instruments		14,143	14,119	0.2
Liabilities from trading activities	(22)	67,171	59,248	13.4
Provisions	(23)	3,006	3,346	–10.2
Tax liabilities		4,185	4,127	1.4
Other liabilities	(24)	3,613	1,582	.
Subordinated capital	(25)	10,654	11,274	–5.5
Hybrid capital	(26)	3,448	3,540	–2.6
Equity of Commerzbank Group		16,634	15,311	8.6
Subscribed capital		1,706	1,705	0.1
Capital reserve		5,699	5,676	0.4
Retained earnings		5,124	5,166	–0.8
Revaluation reserve		1,484	1,746	–15.0
Valuation of cash flow hedges		–42	–381	–89.0
Reserve from currency translation		–59	–143	–58.7
2006 consolidated profit*)		–	493	.
Consolidated surplus 1.1.–30.9.2007		1,716	–	.
Total before minority interests		15,628	14,262	9.6
Minority interests		1,006	1,049	–4.1
Total		**626,260**	**608,339**	**2.9**

*) after allocation to retained earnings

statement of changes in equity

The changes in the Commerzbank Group's equity were as follows during the first nine months:

€ m	Subscribed capital	Capital reserve	Retained earnings	Revaluation reserve	Valuation of cash flow hedges	Reserve from currency translation	Consolidated profit	**Total before minority interests**	Minority interests	Equity
Equity as of 1.1.2006	**1,705**	**5,686**	**4,033**	**1,995**	**–1,069**	**–107**	**328**	**12,571**	**947**	**13,518**
Consolidated profit							493	493		493
Allocation to retained earnings			1,104					1,104		1,104
Profits/losses								–	191	191
Changes in revaluation reserve				–112				–112	–156	–268
Changes arising from cash flow hedges					682			682	91	773
Changes in currency reserve						–36		–36		–36
Comprehensive income 2006	**–**	**–**	**1,104**	**–112**	**682**	**–36**	**493**	**2,131**	**126**	**2,257**
Capital increases								–	25	25
Issue of shares to employees	1	8						9		9
Profits/losses in previous year								–	–106	–106
Allocation to retained earnings (minority interests)								–	32	32
Dividend							–328	–328		–328
Changes in companies included in consolidation and other changes*)	–1	–18	29	–137	6			–121	25	–96
Equity as of 31.12.2006	**1,705**	**5,676**	**5,166**	**1,746**	**–381**	**–143**	**493**	**14,262**	**1,049**	**15,311**
Consolidated profit							1,716	1,716		1,716
Allocation to retained earnings								–		–
Profits/losses								–	68	68
Changes in revaluation reserve				–256				–256	–135	–391
Changes arising from cash flow hedges					339			339	63	402
Changes in currency reserve						–4		–4	2	–2
Comprehensive income for the first nine months 2007	**–**	**–**	**–**	**–256**	**339**	**–4**	**1,716**	**1,795**	**–2**	**1,793**
Capital increases								–	24	24
Profits/losses in previous year								–	–184	–184
Allocation to retained earnings (minority interests)								–	90	90
Dividend							–493	–493		–493
Changes in companies included in consolidation and other changes*)	1	23	–42	–6		88		64	29	93
Equity as of 30.9.2007	**1,706**	**5,699**	**5,124**	**1,484**	**–42**	**–59**	**1,716**	**15,628**	**1,006**	**16,634**

*) including change in treasury shares

NB: statement of changes in equity from 1.1. to 30.9.2006

€m	Subscribed capital	Capital reserve	Retained earnings	Revaluation reserve	Valuation of cash flow hedges	Reserve from currency translation	Consolidated profit	**Total before minority interests**	Minority interests	Equity
Equity as of 1.1.2006	**1,705**	**5,686**	**4,033**	**1,995**	**–1,069**	**–107**	**328**	**12,571**	**947**	**13,518**
Consolidated profit							1,245	1,245		1,245
Allocation to retained earnings								–		–
Profits/losses								–	125	125
Changes in revaluation reserve				–363				–363	–123	–486
Changes arising from cash flow hedges					494			494	65	559
Changes in currency reserve						–24		–24		–24
Comprehensive income for the first nine months 2006	**–**	**–**	**–**	**–363**	**494**	**–24**	**1,245**	**1,352**	**67**	**1,419**
Capital increases								–	25	25
Issue of shares to employees	1	8						9		9
Profits/losses in previous year								–	–106	–106
Allocation to retained earnings (minority interests)								–	33	33
Dividend							–328	–328		–328
Changes in companies included in consolidation and other changes*)	1	6	–11	–164	–2			–170	40	–130
Equity as of 30.9.2006	**1,707**	**5,700**	**4,022**	**1,468**	**–577**	**–131**	**1,245**	**13,434**	**1,006**	**14,440**

*) including change in treasury shares

cash flow statement

€m	2007	2006
Cash and cash equivalents as of 1.1.	**5,967**	**8,628**
Net cash provided by operating activities	–1,262	34,512
Net cash used by investing activities	–250	–44,709
Net cash provided by financing activities	–1,180	5,953
Total cash flow	**–2,692**	**–4,244**
Effects of exchange-rate changes	–4	–2
Cash and cash equivalents as of 30.9.	**3,271**	**4,382**

The chart shows the cash flow within the Commerzbank Group. Cash and cash equivalents are represented by the cash reserve item, which is made up of cash on hand, balances with central banks, as well as debt issued by public-sector borrowers and bills of exchange discountable at central banks.

NOTES TO THE INCOME STATEMENT

(1) Net interest income

	1.1.-30.9.2007	1.1.-30.9.2006	Change
	€ m	€ m	in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	15,971	13,095	22.0
Dividends from securities	65	137	–52.6
Current result on investments, investments in associated companies and holdings in subsidiaries	77	147	–47.6
Current income from leasing and comparable assets	156	166	–6.0
Interest income	*16,269*	*13,545*	*20.1*
Interest paid on subordinated and hybrid capital and also on securitized and other liabilities	13,080	10,467	25.0
Current expenses from leasing and comparable assets	142	137	3.6
Interest expenses	*13,222*	*10,604*	*24.7*
Total	**3,047**	**2,941**	**3.6**

The interest margin, based on the average risk-weighted assets in the on-balance-sheet business according to BIS, was 2.09% (previous year period: 2.36%).

(2) Provision for possible loan losses

	1.1.-30.9.2007	1.1.-30.9.2006	Change
	€ m	€ m	in %
Allocation to provisions	–636	–1,060	–40.0
Reversals of provisions	320	315	1.6
Balance of direct write-downs and amounts received on written-down claims	–102	–54	88.9
Total	**–418**	**–799**	**–47.7**

(3) Net commission income

	1.1.-30.9.2007	1.1.-30.9.2006	Change
	€ m	€ m	in %
Securities transactions	852	744	14.5
Asset management	513	548	–6.4
Payment transactions and foreign commercial business	355	365	–2.7
Real-estate business	209	154	35.7
Guarantees	127	125	1.6
Income from syndicated business	94	87	8.0
Other net commission income	265	106	.
Total	**2,415**	**2,129**	**13.4**

Net commission income includes €424m (previous year: €391m) of commissions paid.

(4) Trading profit

	1.1.-30.9.2007 € m	1.1.-30.9.2006 € m	Change in %
Net result on trading	787	896	–12.2
Net result on the valuation of derivative financial instruments	32	–103	.
Net result on hedge accounting	–21	11	.
Net result from applying the fair value option	8	21	–61.9
Total	806	825	–2.3

(5) Net result on investments and securities portfolio (available for sale)

	1.1.-30.9.2007 € m	1.1.-30.9.2006 € m	Change in %
Net result on interest-rate-bearing transactions	–97	87	.
Net result on equity instruments	346	633	–45.3
Total	249	720	–65.4

(6) Other result

	1.1.-30.9.2007 € m	1.1.-30.9.2006 € m	Change in %
Other income	389	231	68.4
Other expenses	177	241	–26.6
Total	212	–10	.

(7) Operating expenses

	1.1.-30.9.2007 € m	1.1.-30.9.2006 € m	Change in %
Personnel expenses	2,348	2,316	1.4
Other expenses	1,382	1,257	9.9
Current depreciation on fixed assets and other intangible assets	237	236	0.4
Total	3,967	3,809	4.1

(8) Taxes on income

At September 30, 2007 the Group tax rate, i.e. the anticipated average tax rate on the basis of anticipated pre-tax profit, was 23.9% for the year under review. We applied this rate to calculate tax liability for the first nine months of 2007 totalling €560m.

As a result of the Bundesrat's approval of Business Tax Reform 2008 on July 6, 2007, corporate tax rates will be lowered as of January 1, 2008. Thus, Commerzbank AG's capitalized deferred tax assets and liabilities will in future be compared to lower corporate tax rates. Since the Group currently has a capitalized deferred tax surplus, a revaluation with the lower corporate tax rates results in a non-recurring tax liability of €148m in the third quarter of 2007.

In September, the profit-and-loss-transfer and control agreement between Commerzbank Inlandsbanken Holding GmbH – a wholly owned subsidiary of Commerzbank AG – and Eurohypo AG was entered in the commercial register, thus meeting the requirements for a tax entity. The forecast earnings for Eurohypo AG can now be utilized within the group tax entity and offset against the tax loss carryforwards of Commerzbank AG. Updating the medium-term planning to include Eurohypo AG led to recognition of deferred taxes on the loss carryforwards of Commerzbank AG within the domestic tax unit, resulting in a one-off tax credit of €260m.

(9) Segment reporting

Segment reporting reflects the results of the operational business lines within the Commerzbank Group. It is based on our internal management information, which is compiled every month in accordance with IAS rules.

In our segment reporting, we report on six segments:

- "Private and Business Customers" includes branch business with private individuals, professional and business people, private banking, the activities of comdirect bank, the retail banking of Eurohypo and the German Asset Management department (cominvest).

- *"Mittelstand"* presents the results of corporate banking in Germany, the Central and Eastern European region and Asia, as well as the Financial Institutions department.

- "Corporates & Markets" comprises equity and bond-trading activities, trading in derivative instruments, interest-rate and currency management, as well as corporate finance. In addition, this segment is responsible for business involving multinational companies. It also looks after the branches and subsidiaries in Western Europe, America and Africa.

- "Commercial Real Estate" presents the results of Commerz Real and Eurohypo's commercial real-estate activities.

- "Public Finance and Treasury" consists of Hypothekenbank in Essen and Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxemburg, Eurohypo's public finance business and the Group Treasury department.

- "Others and Consolidation" registers the income and expenses which do not fall within the area of responsibility of the operational business lines. Also included here are the income and expenses required to reconcile the internal accounting control variables used in the segment reporting of the operational business lines to the relevant external accounting data. In addition, this segment covers equity participations which are not assigned to the operational business lines as well as the international asset management activities (Jupiter International Group, Caisse Centrale de Réescompte, Commerzbank Europe (Ireland) and CAM Asia Pacific).

The result generated by each individual segment is measured in terms of the operating profit and the pre-tax profit, as well as the return on equity and the cost/income ratio. Through the presentation of pre-tax profits, minority interests are included in both the result and the average equity tied up. All the revenue for which a segment is responsible is thus reflected in the pre-tax profit.

The return on equity is calculated from the ratio between the operating profit (operating or pre-tax) and the average amount of equity that is tied up. It shows the return on the equity that is invested in a given segment. The cost/income ratio in operating business reflects the cost efficiency of the various segments. It represents the quotient formed by operating expenses and income before provisioning.

Income and expenses are shown such that they reflect the originating unit and appear at market prices, with the market interest rate applied in the case of interest-rate instruments. Net interest income reflects the actual funding costs of the equity participations, which are assigned to the respective segments according to their specific business orientation. The investment yield achieved by the Group on its equity is assigned to the net interest income of the various segments such that it reflects the average amount of equity that is tied up. The interest rate corresponds to that of a risk-free investment in the long-term capital market. The average amount of equity tied up is worked out using the BIS system, based on the established average amount of risk-weighted assets and the capital charges for market risk positions (risk-weighted asset equivalents). At Group level, investors' capital is shown, which is used to calculate the return on equity. The capital backing for risk-weighted assets which we assume for segment reporting purposes is 6%.

Direct and indirect expenditure form the operating expenses which are shown in the operating profit. They consist of personnel costs, other expenses and depreciation of fixed assets and other intangible assets. Restructuring expenses appear below the operating profit in the pre-tax profit. Operating expenses are assigned to the individual segments on the basis of the causation principle. The indirect expenses arising in connection with internal services are charged to the beneficiary or credited to the segment performing the service.

1.1.–30.9.2007 € m	Private and Business Customers	*Mittelstand*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury	Others and Consolidation	Total
Net interest income	956	1,074	275	642	81	19	3,047
Provision for possible loan losses	–197	–17	–80	–104	–16	–4	–418
Net interest income after provisioning	759	1,057	195	538	65	15	2,629
Net commission income	1,201	645	142	289	–19	157	2,415
Trading profit	3	74	766	36	–77	4	806
Net result on investments and securities portfolio	1	28	–140	–126	147	339	249
Other result	–19	15	19	73	4	120	212
Revenue	*1,945*	*1,819*	*982*	*810*	*120*	*635*	*6,311*
Operating expenses	1,611	826	755	409	78	288	3,967
Operating profit	**334**	**993**	**227**	**401**	**42**	**347**	**2,344**
Restructuring expenses	–	–	–	–	–	–	–
Pre-tax profit	**334**	**993**	**227**	**401**	**42**	**347**	**2,344**
Average equity tied up	2,498	3,116	2,262	4,265	1,188	172	13,501
Operating return on equity *) (%)	17.8	42.5	13.4	12.5	4.7	.	23.1
Cost/income ratio in operating business (%)	75.2	45.0	71.1	44.7	57.4	.	59.0
Return on equity of pre-tax profit *) (%)	17.8	42.5	13.4	12.5	4.7	.	23.1
Staff (average no.)	11,699	9,480	1,768	1,613	425	9,650	34,635

*) annualized

1.1.–30.9.2006 € m	Private and Business Customers	*Mittelstand*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury	Others and Consolidation	Total
Net interest income	952	931	259	481	315	3	2,941
Provision for possible loan losses	–509	–174	7	–100	–23	–	–799
Net interest income after provisioning	443	757	266	381	292	3	2,142
Net commission income	1,094	487	136	182	–24	254	2,129
Trading profit	3	60	756	12	–42	36	825
Net result on investments and securities portfolio	–	5	30	6	42	637	720
Other result	–17	–4	49	31	–	–69	–10
Revenue	*1,523*	*1,305*	*1,237*	*612*	*268*	*861*	*5,806*
Operating expenses	1,546	803	717	294	59	390	3,809
Operating profit	**–23**	**502**	**520**	**318**	**209**	**471**	**1,997**
Restructuring expenses	96	–	3	13	6	96	214
Pre-tax profit	**–119**	**502**	**517**	**305**	**203**	**375**	**1,783**
Average equity tied up	**2,463**	**2,999**	**2,465**	**2,844**	**1,031**	**403**	**12,205**
Operating return on equity*) (%)	**–1.2**	**22.3**	**28.1**	**14.9**	**27.0**	**.**	**21.8**
Cost/income ratio in operating business (%)	**76.1**	**54.3**	**58.3**	**41.3**	**20.3**	**.**	**57.7**
Return on equity of pre-tax profit*) (%)	**–6.4**	**22.3**	**28.0**	**14.3**	**26.3**	**.**	**19.5**
Staff (average no.)	11,615	9,085	1,741	1,409	281	9,530	33,661

*) annualized

NOTES TO THE BALANCE SHEET

(10) Claims on banks

	30.9.2007 €m	31.12.2006 €m	Change in %
due on demand	16,887	16,186	4.3
other claims	58,477	59,085	–1.0
with a remaining lifetime of			
less than three months	21,801	27,070	–19.5
more than three months, but less than one year	14,812	8,525	73.7
more than one year, but less than five years	13,516	15,061	–10.3
more than five years	8,348	8,429	–1.0
Total	**75,364**	**75,271**	**0.1**
of which: reverse repos and cash collaterals	22,097	32,944	–32.9

(11) Claims on customers

	30.9.2007 €m	31.12.2006 €m	Change in %
with indefinite remaining lifetime	21,154	19,881	6.4
other claims	274,299	274,590	–0.1
with a remaining lifetime of			
less than three months	52,259	44,723	16.9
more than three months, but less than one year	27,525	30,658	–10.2
more than one year, but less than five years	95,217	99,635	–4.4
more than five years	99,298	99,574	–0.3
Total	**295,453**	**294,471**	**0.3**
of which: reverse repos and cash collaterals	10,291	9,967	3.3

(12) Total lending

	30.9.2007 €m	31.12.2006 €m	Change in %
Loans to banks	33,623	29,808	12.8
Loans to customers	287,562	286,664	0.3
Total	**321,185**	**316,472**	**1.5**

We distinguish loans from claims on banks and customers such that only those claims are shown as loans for which special loan agreements have been concluded with the borrowers. Therefore, interbank money-market transactions and repo transactions, for example, are not shown as loans. Acceptance credits are also included in loans to customers.

(13) Provision for possible loan losses

Development of provisioning	2007 € m	2006 € m	Change in %
As of 1.1.	**7,918**	**5,650**	**40.1**
Allocations	636	1,060	–40.0
Deductions	1,731	769	·
Utilized	1,411	454	·
Reversals	320	315	1.6
Changes in companies included in consolidation	–4	2,415	·
Exchange-rate changes/transfers	11	–12	·
As of 30.9.	**6,830**	**8,344**	**–18.1**

With direct write-downs and income received on previously written-down claims taken into account, the allocations and reversals reflected in the income statement gave rise to a provision of €418m (previous year: €799m); see Note 2.

Level of provisioning	30.9.2007 € m	31.12.2006 € m	Change in %
Specific valuation allowances	5,607	6,710	–16.4
Portfolio valuation allowances	689	661	4.2
Provision to cover balance-sheet items	**6,296**	**7,371**	**–14.6**
Provisions in lending business (specific risks)	334	356	–6.2
Provisions in lending business (portfolio risks)	200	191	4.7
Total	**6,830**	**7,918**	**–13.7**

(14) Assets held for trading purposes

	30.9.2007 € m	31.12.2006 € m	Change in %
Bonds, notes and other interest-rate-related securities	21,663	23,551	–8.0
Shares and other equity-related securities	15,448	7,787	98.4
Promissory notes held for trading purposes	2,041	1,800	13.4
Positive fair values attributable to derivative financial instruments	61,420	52,389	17.2
Total	**100,572**	**85,527**	**17.6**

(15) Investments and securities portfolio (available-for-sale)

	30.9.2007 € m	31.12.2006 € m	Change in %
Bonds, notes and other interest-rate-related securities	130,572	130,603	0.0
Shares and other equity-related securities	2,955	2,407	22.8
Investments	2,025	1,850	9.5
Investments in associated companies	301	298	1.0
Holdings in subsidiaries	138	133	3.8
Total	**135,991**	**135,291**	**0.5**

(16) Intangible assets

	30.9.2007 € m	31.12.2006 € m	Change in %
Goodwill	950	1,287	–26.2
Other intangible assets	354	393	–9.9
Total	**1,304**	**1,680**	**–22.4**

(17) Fixed assets

	30.9.2007 € m	31.12.2006 € m	Change in %
Land and buildings	824	836	–1.4
Office furniture and equipment	495	552	–10.3
Total	**1,319**	**1,388**	**–5.0**

(18) Other assets

	30.9.2007 € m	31.12.2006 € m	Change in %
Collection items	381	758	–49.7
Precious metals	746	1,013	–26.4
Leased equipment	288	259	11.2
Assets held for sale	2,324	160	.
Assets held as financial investments	286	289	–1.0
Sundry assets, including deferred items	1,141	739	54.4
Total	**5,166**	**3,218**	**60.5**

(19) Liabilities to banks

	30.9.2007 € m	31.12.2006 € m	Change in %
due on demand	32,821	14,195	.
with remaining lifetime of	102,109	111,630	-8.5
less than three months	65,050	73,027	-10.9
more than three months, but less than one year	12,306	12,564	-2.1
more than one year, but less than five years	10,318	10,861	-5.0
more than five years	14,435	15,178	-4.9
Total	**134,930**	**125,825**	**7.2**
of which: repos and cash collaterals	37,094	40,503	-8.4

(20) Liabilities to customers

	30.9.2007 € m	31.12.2006 € m	Change in %
Savings deposits	10,112	10,933	-7.5
with agreed period of notice of			
three months	9,433	10,181	-7.3
more than three months	679	752	-9.7
Other liabilities to customers	147,462	130,281	13.2
due on demand	61,696	49,145	25.5
with agreed remaining lifetime of	85,766	81,136	5.7
less than three months	39,789	34,973	13.8
more than three months, but less than one year	6,419	5,105	25.7
more than one year, but less than five years	14,154	14,860	-4.8
more than five years	25,404	26,198	-3.0
Total	**157,574**	**141,214**	**11.6**
of which: repos and cash collaterals	11,488	10,783	6.5

(21) Securitized liabilities

	30.9.2007 € m	31.12.2006 € m	Change in %
Bonds and notes issued	194,051	209,778	-7.5
of which: mortgage *Pfandbriefe*	30,584	33,251	-8.0
public-sector *Pfandbriefe*	112,437	124,913	-10.0
Money-market instruments issued	16,838	18,966	-11.2
Own acceptances and promissory notes outstanding	13	9	44.4
Total	**210,902**	**228,753**	**-7.8**

Remaining lifetimes of securitized liabilities	30.9.2007 € m	31.12.2006 € m	Change in %
due on demand	5	61	–91.8
with agreed remaining lifetime of	210,897	228,692	–7.8
less than three months	20,517	25,358	–19.1
more than three months, but less than one year	46,963	47,067	–0.2
more than one year, but less than five years	110,069	120,773	–8.9
more than five years	33,348	35,494	–6.0
Total	**210,902**	**228,753**	**–7.8**

(22) Liabilities from trading activities

	30.9.2007 € m	31.12.2006 € m	Change in %
Currency-related transactions	5,134	3,921	30.9
Interest-rate-related transactions	47,463	43,515	9.1
Delivery commitments arising from short sales of securities	3,968	3,937	0.8
Sundry transactions	10,606	7,875	34.7
Total	**67,171**	**59,248**	**13.4**

(23) Provisions

	30.9.2007 € m	31.12.2006 € m	Change in %
Provisions for pensions and similar commitments	579	612	–5.4
Other provisions	2,427	2,734	–11.2
Total	**3,006**	**3,346**	**–10.2**

(24) Other liabilities

Other liabilities of €3,613m include obligations arising from still outstanding invoices, deductions from salaries to be passed on and deferred liabilities. In addition, liabilities in an amount of €1,889m were included in this position, which stand in relation to assets yet to be disposed of.

(25) Subordinated capital

	30.9.2007 € m	31.12.2006 € m	Change in %
Subordinated liabilities	9,112	9,240	–1.4
Profit-sharing rights outstanding	1,343	1,616	–16.9
Deferred interest, including discounts	216	233	–7.3
Valuation effects	–17	185	.
Total	**10,654**	**11,274**	**–5.5**

(26) Hybrid capital

	30.9.2007 € m	31.12.2006 € m	Change in %
Hybrid capital	3,342	3,389	–1.4
Deferred interest, including discounts	89	132	–32.6
Valuation effects	17	19	–10.5
Total	**3,448**	**3,540**	**–2.6**

OTHER NOTES

(27) Risk-weighted assets and capital ratios as defined by the Basel capital accord (BIS)

	30.9.2007 € m	31.12.2006 € m	Change in %
Core capital	16,756	15,497	8.1
Supplementary capital	9,033	10,224	–11.6
Liable equity capital	**25,789**	**25,721**	**0.3**
Tier III capital	101	77	31.2
Eligible own funds	**25,890**	**25,798**	**0.4**

as of 30.9.2007	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	171,554	18,201	–	19,402	–	–	209,157
Traditional off-balance-sheet business	5,134	27,247	93	1,136	522	78	34,210
Derivatives business in investment portfolio	–	2,325	–	4,591	–	–	6,916
Risk-weighted assets, total	**176,688**	**47,773**	**93**	**25,129**	**522**	**78**	**250,283**
Risk-weighted market-risk position multiplied by 12.5							2,975
Total items to be risk-weighted							253,258
Eligible own funds							25,890
Core capital ratio (excluding market-risk position)							6.7
Core capital ratio (including market-risk position)							6.6
Own funds ratio (including market-risk position)							10.2

as of 31.12.2006	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	154,690	19,031	–	16,561	–	–	190,282
Traditional off-balance-sheet business	4,294	25,570	133	742	444	71	31,254
Derivatives business in investment portfolio	–	2,117	–	3,953	–	–	6,070
Risk-weighted assets, total	**158,984**	**46,718**	**133**	**21,256**	**444**	**71**	**227,606**
Risk-weighted market-risk position multiplied by 12.5							3,875
Total items to be risk-weighted							231,481
Eligible own funds							25,798
Core capital ratio (excluding market-risk position)							6.8
Core capital ratio (including market-risk position)							6.7
Own funds ratio (including market-risk position)							11.1

(28) Contingent liabilities and irrevocable lending commitments

	30.9.2007 € m	31.12.2006 € m	Change in %
Contingent liabilities	30,559	29,453	3.8
from rediscounted bills of exchange credited to borrowers	5	4	25.0
from guarantees and indemnity agreements	30,027	29,110	3.2
Other commitments	527	339	55.5
Irrevocable lending commitments	56,219	49,080	14.5

Provisioning for contingent liabilities and irrevocable lending commitments has been deducted from the respective items.

(29) Derivative transactions

Derivative transactions (investment and trading books) involved the following nominal amounts and fair values:

30.9.2007	Nominal amount, by remaining lifetime				Fair values	
€m	less than one year	more than one year, but under five years	more than five years	Total	positive	negative
Foreign currency-based forward transactions	353,959	126,924	63,852	544,735	6,832	6,029
Interest-based forward transactions	1,763,364	1,992,221	1,914,102	5,669,687	55,688	60,758
Other forward transactions	170,067	228,476	33,603	432,146	7,471	10,559
Total	**2,287,390**	**2,347,621**	**2,011,557**	**6,646,568**	**69,991**	**77,346**
of which: traded on a stock exchange	*16,081*	*80,496*	*9,243*			

31.12.2006	Nominal amount, by remaining lifetime				Fair values	
€m	less than one year	more than one year, but under five years	more than five years	Total	positive	negative
Foreign currency-based forward transactions	214,788	116,547	73,929	405,264	4,419	4,567
Interest-based forward transactions	1,859,543	1,866,404	1,685,628	5,411,575	48,238	56,973
Other forward transactions	148,458	192,217	21,917	362,592	6,711	7,890
Total	**2,222,789**	**2,175,168**	**1,781,474**	**6,179,431**	**59,368**	**69,430**
of which: traded on a stock exchange	*142,984*	*62,513*	*7,748*			

(30) Market risk arising from trading activities

The market risk arising from trading activities shows the values-at-risk in accordance with Principle I (99% confidence interval, 10-day holding period) of the Commerzbank Group and also of its individual business lines, calculated using Commerzbank's internal market-risk model.

For calculating and managing market risk, historical simulation is used as the value-at-risk model. For a detailed description of our methods, please consult the notes on pages 179 f. of our 2006 annual report.

Portfolio	30.9.2007	31.12.2006
	€m	€m
Commerzbank Group	**26.2**	**30.0**
Corporates & Markets	24.2	22.6
Treasury	7.7	12.2

(31) Fair value of financial instruments

	Fair value		Book value		Difference	
€ bn	30.9.2007	31.12.2006	30.9.2007	31.12.2006	30.9.2007	31.12.2006
Assets						
Cash reserve	3.3	6.0	3.3	6.0	–	–
Claims on banks	75.2	75.2	75.4	75.3	–0.2	–0.1
Claims on customers	293.1	294.0	295.5	294.5	–2.4	–0.5
Hedging instruments	8.6	7.0	8.6	7.0	–	–
Assets held for trading purposes	100.6	85.5	100.6	85.5	–	–
Investments and securities portfolio	136.0	135.3	136.0	135.3	–	–
Liabilities						
Liabilities to banks	134.7	125.7	134.9	125.8	–0.2	–0.1
Liabilities to customers	156.7	140.9	157.6	141.2	–0.9	–0.3
Securitized liabilities	210.5	228.8	210.9	228.8	–0.4	0.0
Hedging instruments	14.1	14.1	14.1	14.1	–	–
Liabilities from trading activities	67.2	59.2	67.2	59.2	–	–
Subordinated and hybrid capital	13.9	14.8	14.1	14.8	–0.2	0.0

In net terms, the difference between the book value and fair value amounted for all items to €-0.9bn as of September 30, 2007 (31.12.2006: €-0.2bn).

(32) Treasury shares

	Number of shares*) in units	Accounting par value in €1,000	Percentage of share capital
Portfolio on 30.9.2007	760,859	1,978	0.12
Largest total acquired during the financial year	4,950,540	12,871	0.75
Total shares pledged by customers as collateral on 30.9.2007	3,033,660	7,888	0.46
Shares acquired during the financial year	119,330,512	310,259	–
Shares disposed of during the financial year	120,152,379	312,396	–

*) accounting par value per share: €2.60

Frankfurt am Main, November 6, 2007
The Board of Managing Directors

Klaus-Peter Müller	Martin Blessing	Wolfgang Hartmann
Achim Kassow	Bernd Knobloch	Michael Reuther
Eric Strutz	Nicholas Teller	

BOARDS OF COMMERZBANK AKTIENGESELLSCHAFT

Supervisory Board

Dr. h.c. Martin Kohlhaussen
Chairman

Uwe Tschäge*)
Deputy Chairman

Hans-Hermann Altenschmidt*)

Dott. Sergio Balbinot

Herbert Bludau-Hoffmann*)

Astrid Evers*)

Uwe Foullong*)

Daniel Hampel*)

Dr.-Ing. Otto Happel

Dr. jur. Heiner Hasford

Sonja Kasischke*)

Wolfgang Kirsch*)

Friedrich Lürssen
(since May 16, 2007)

Werner Malkhoff*)

Prof. h.c. (CHN) Dr. rer. oec.
Ulrich Middelmann

Klaus Müller-Gebel

Dr. Sabine Reiner*)

Dr. Erhard Schipporeit
(until January 31, 2007)

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

Board of Managing Directors

Klaus-Peter Müller
Chairman

Martin Blessing

Wolfgang Hartmann

Dr. Achim Kassow

Bernd Knobloch

Klaus M. Patig
(until January 31, 2007)

Michael Reuther

Dr. Eric Strutz

Nicholas Teller

Honorary Chairman of the Supervisory Board
Dr. Walter Seipp

*) elected by the Bank's employees

REPORT OF THE AUDIT REVIEW

To Commerzbank Aktiengesellschaft,
Frankfurt am Main

We have reviewed the abridged version of the Group's interim financial statements – comprising the abridged balance sheet, the abridged income statement, the abridged cash flow statement, the abridged statement of changes in equity and selected Notes – as well as the Group interim report for Commerzbank Aktiengesellschaft, Frankfurt am Main, for the period from January 1 to September 30, 2007, which are components of the quarterly financial statement according to Art. 37x of the German Securities Trading Act. The compilation of the abridged Group interim financial statements in accordance with the IFRS governing interim reporting as applicable in the EU, and the Group interim report in accordance with the applicable provisions of the German Securities Trading Act, are the responsibility of the Group's management. Our responsibility is to express an opinion on these abridged Group interim financial statements and the Group interim report based on our review.

We conducted our review of the abridged Group interim financial statements and the Group interim report in accordance with German generally accepted standards for the review of financial statements as promulgated by the Institut der Wirtschaftsprüfer or IDW (Institute of Public Auditors in Germany). Those standards require that we plan and perform the review to obtain reasonable assurance that the abridged Group interim financial statements are free of material misstatement as required by the IFRS governing interim reporting as applicable in the EU, and that the Group interim report is free of material misstatement as required by the provisions of the German Securities Trading Act concerning Group interim reports. An audit review is limited primarily to interviews with Group employees and to analytical assessments, and thus does not offer the level of security afforded by a full audit. Since we were not instructed to perform a full audit, we cannot issue an audit certificate.

Our review revealed nothing to suggest that the abridged Group interim financial statements were not prepared in accordance with the IFRS governing interim reporting as applicable in the EU, or that the Group interim report were not prepared in accordance with the provisions of the German Securities Trading Act concerning Group interim reports.

Frankfurt am Main, November 6, 2007

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Schreiber	Koch
(Wirtschaftsprüfer)	(Wirtschaftsprüfer)
(German public auditor)	(German public auditor)

Commerzbank AG
Head office
Kaiserplatz
Frankfurt am Main
Postal address: 60261 Frankfurt
Telephone (+49 69) 136-20
Fax (+49 69) 28 53 89
e-mail: info@commerzbank.com
Internet: www.commerzbank.com

Investor Relations
Jürgen Ackermann · Wennemar von Bodelschwingh · Sandra Büschken · Ute Heiserer-Jäckel · Simone Nuxoll · Stefan Philippi · Karsten Swoboda
Telephone (+49 69) 136-2 22 55 · Fax (+49 69) 136-29492
e-mail: ir@commerzbank.com

Legal domicile of the bank: Frankfurt am Main (HRB 32000)
Nationwide network of branches in Germany

Major group companies and holdings

In Germany
comdirect bank AG, Quickborn
cominvest Asset Management GmbH, Frankfurt am Main
Commerz Real AG, Düsseldorf/Wiesbaden
Eurohypo AG, Eschborn
Hypothekenbank in Essen AG, Essen
CBG Commerz Beteiligungsgesellschaft Holding mbH, Bad Homburg v.d.H.
Commerz Business Consulting GmbH, Frankfurt am Main
Deutsche Schiffsbank AG, Bremen/Hamburg

Abroad
BRE Bank SA, Warsaw
cominvest Asset Management S.A., Luxembourg
Commerzbank Capital Markets Corporation, New York
Commerzbank (Eurasija) SAO, Moscow
Commerzbank Europe (Ireland), Dublin
Commerzbank International S.A., Luxembourg
Commerzbank (South East Asia) Ltd., Singapore
Commerzbank (Switzerland) Ltd, Zurich/Geneva
Commerzbank Zrt., Budapest
Commerz (East Asia) Ltd., Hong Kong
Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Luxembourg

Foreign branches
Amsterdam · Atlanta (agency) · Barcelona · Bratislava · Brno (office) · Brussels · Chicago · Dubai · Grand Cayman · Hong Kong · Johannesburg · London · Los Angeles · Madrid · Milan · New York · Ostrava (office) · Paris · Prague · Shanghai · Singapore · Tokyo

Representative offices
Addis Ababa · Almaty · Bahrain · Bangkok · Beijing · Beirut · Belgrade · Brussels · Bucharest · Buenos Aires · Cairo · Caracas · Ho Chi Minh City · Istanbul · Jakarta · Kiev · Mexico City · Minsk · Moscow · Mumbai · Novosibirsk · São Paulo · Seoul · Taipei · Tashkent · Tehran · Zagreb

EU COMPETITION LAW UPDATE

European Commission Publishes Draft Legislative Package on Settlement Procedure in Cartel Cases

Brussels
November 6, 2007

On October 26, 2007, the European Commission (the "Commission") published for public consultation a draft legislative package aimed at introducing a "settlement procedure" in cartel cases. The draft legislative package consists of a draft Commission Notice (the "Draft Notice")[1] and a proposal for a Commission Regulation (the "Draft Regulation").[2] The public consultation is scheduled to last until December 21, 2007, and the Commission intends to adopt the legislative package in 2008.

The settlement procedure would apply in cases where the parties subject to a Commission cartel investigation are prepared to acknowledge their participation in the infringement, waive certain rights of defense, and accept liability in exchange for a fine reduction. The Commission intends that the settlement procedure would simplify the administrative proceedings and could reduce litigation in cartel cases, thereby allowing it to handle more cases with the same resources and "*fostering the public interest in the Commission's delivery of effective and timely punishment, while increasing overall deterrence*."[3]

INTRODUCTION

The Draft Notice sets out the framework for "rewarding cooperation in the conduct of Commission proceedings commenced in view of the application of Article 81 of the EC Treaty to cartel cases".[4] In a nutshell, the Draft Notice provides for the granting of a fine reduction to any undertaking involved in a Commission cartel

1 Draft Commission Notice on the conduct of settlement proceedings in view of the adoption of decisions pursuant to Article 7 and Article 23 of Council Regulation (EC) No 1/2003 in cartel cases.

2 Proposal for a Commission Regulation (EC) No … /2008 amending Regulation (EC) No 773/2004, as regards the conduct of settlement procedures in cartel cases.

3 Draft Notice, point 1.

4 Draft Notice, point 1.

investigation that agrees to have its case treated under the settlement procedure rather than under the general procedure. The Draft Notice clarifies that cooperation in settlement is different from that covered by the Leniency Notice, and that provided that an undertaking's cooperation qualifies under both Notices, the rewards could be cumulative.[5]

The Draft Regulation introduces the necessary amendments to Regulation 773/2004 on the conduct of proceedings for the application of Article 81 and 82 EC to establish the new settlement procedure.[6]

In essence, the Commission envisages a settlement procedure consisting of the following principal steps:

1. Companies subject to a cartel investigation indicate their interest in exploring with the Commission the possibility of settlement.

2. In its discretion, the Commission decides whether the case is appropriate for settlement and, in the affirmative, opens bilateral settlement discussions with the relevant firms, including limited sharing of evidence on which its preliminary views as to the scope and gravity of the infringement and potential fines are based.

3. If settlement discussions are productive, the company submits a formal written settlement submission that acknowledges the infringement and indicates the maximum fine that the undertaking is prepared to accept.

4. The Commission issues a statement of objections in line with the acknowledgements made by the settling firm(s) in their written settlement submissions, to which the firms reply without contesting.

---

5 *Id.*, point 1.

6 Interestingly, the Draft Regulation not only introduces the necessary amendments to Regulation 773/2004 to establish the settlement procedure, but also amends Article 6 of the Regulation on the participation of complainants in proceedings. The Draft Regulation would eliminate the existing right for complainants to receive a non-confidential version of the statement of objections and replace it with an obligation upon the Commission to "*inform the complainants in writing of the nature and subject-matter of the procedure*," while leaving it within the Commission's discretion whether or not to provide the complainant with the full non-confidential version of a statement of objections.

5. Finally, the Commission issues a decision in line with the acknowledgements made by the settling companies in their written settlement submissions and replies to the statement of objections.

The envisioned process is explained in greater detail below.

I. INITIATION OF PROCEEDINGS AND EXPLORATORY STEPS

Undertakings involved in a Commission cartel investigation are free to express to the Commission at any time during the proceeding their interest to enter into settlement discussions. However, the Draft Notice makes clear that undertakings will not have a right to settle their case with the Commission. The Commission will retain broad discretion to determine which cases may be suitable for a settlement, as well as to decide whether to engage in settlement discussions, discontinue such discussions, and/or finally settle a case. These decisions would be based principally on the procedural efficiencies that the Commission deems likely to be achievable through setting the case.[7]

When the Commission considers it appropriate to explore the parties' expressed interest in engaging in settlement discussions (normally after the completion of the information-gathering stage of the investigation and before starting to draft a statement of objections), it will: (i) initiate proceedings pursuant to Article 11(6) of Regulation 1/2003;[8] and (ii) set a time limit within which parties to the proceedings should declare in writing whether they envisage engaging in settlement discussions.[9]

Both Article 10(a) of Regulation 773/2004, as amended, and the Draft Notice expressly provide that all parties to the proceedings which belong to the same undertaking who wish to enter into settlement discussions with the Commission should appoint a joint representative duly empowered to act on their behalf.[10] Failure to do so may result in the Commission disregarding the party's request to pursue the settlement course.[11]

In practical terms, there seems little reason why a leniency applicant would not want to indicate its willingness to explore the possibility of settlement, since giving such

7 *Id.*, point 5.

8 See Article 2(1) of Regulation 773/2004, as amended.

9 See Article 10(a) and Article 17(3) of Regulation 773/2004, as amended.

10 In the Q&A published together with the draft legislative package, the Commission clarifies that "*joint representation will not prejudge the finding of joint and several liability amongst parties of the same undertaking or group.*"

11 Draft Notice, para 12.

an indication early in the process does not bind the undertaking to any particular course. This step seems likely to become a typical element of the leniency application process.

II. SETTLEMENT DISCUSSIONS

If one or more of the parties to a cartel proceeding so request, the Commission may, in its discretion, decide to pursue settlement discussions by way of bilateral contacts. The Commission would retain discretion to decide on the order and sequence of any such discussions and the timing of the disclosure of evidence in the Commission's file on which the envisaged objections and the potential fine are based.[12]

Through such disclosure, the party would be informed of the essential elements of the objections that could be raised against it, including the facts alleged, their legal qualification, the gravity and duration of the alleged infringement, the attribution of liability among the various companies of the same group, and an estimate of the range of likely fines, as well as of the type of evidence used to establish the potential objections.[13] The Commission could also grant the party access to non-confidential versions of any accessible document listed in the case file, insofar as it considers this justified for the purpose of enabling the party to ascertain its position regarding certain aspects of the cartel and provided that the relevant procedural efficiencies are not jeopardized.[14]

After the disclosure is completed, the Commission would set a time limit within which the party would have to present a formal written settlement submission if it wants to proceed with settlement discussions.[15]

The Draft Notice expressly provides that the parties to the settlement proceedings and their legal representatives may not disclose to any third party in any jurisdiction the contents of the discussions and/or of the documents to which they have had access under the settlement procedure without explicit prior authorization from the Commission. Any breach of this confidentiality obligation may lead the Commission to disregard the undertaking's request to follow the settlement procedure, as well as constitute an aggravating circumstance within the meaning of the 2006 Fining Guidelines.[16]

---

12 See Article 10(a) of Regulation 773/2004, as amended, and Draft Notice, points 14-15.

13 See Article 10(a) and Article 15(1a) of Regulation 773/2004, as amended.

14 Pursuant to point 18 of the Draft Notice, the parties may call upon the Hearing Officer at any time during the settlement procedure in relation to issues that might arise relating to due process.

15 See Articles 10a(2) and Article 17(3) of Regulation 773/2004, as amended.

16 Draft Notice, point 7.

III. WRITTEN SETTLEMENT SUBMISSIONS

Pursuant to point 20 of the Draft Notice, a party's written settlement submission ("WSS") should contain the following elements:

- an acknowledgement in unequivocal terms of the party's liability for the infringement, describing the main facts, their legal qualification, and the duration of the party's participation in the infringement, in accordance with the results of the settlement discussions;
- an indication of the maximum fine that the party foresees the Commission will impose and which the party would accept in the context of a settlement;
- a confirmation by the party that it has been sufficiently informed of the objections the Commission envisages raising against it and has been given sufficient opportunity to make its views known to the Commission;
- a confirmation by the party that, in view of the above, it does not envisage requesting access to the file or requesting to be heard in an oral hearing, unless the Commission does not endorse its settlement submission; and
- an agreement by the party to receive the statement of objections and the final decision in a given official language of the European Community.

Once submitted, a party cannot unilaterally revoke a WSS unless the Commission departs from the proposed terms of settlement in the statement of objections and/or in its final decision.

IV. STATEMENT OF OBJECTIONS AND REPLY

Even if all the parties involved in a cartel investigation were to choose the settlement procedure, the Commission would still be obliged to issue a statement of objections.[17] This would be *a fortiori* the case if only some of the parties involved were to choose to follow the settlement procedure.

According to the Draft Notice, the statement of objections may draw on the contents of the settlement submissions. If the statement of objections endorses a party's settlement submission, in order to continue the settlement procedure the party concerned should limit its reply to simply confirming that the statement of objections corresponds to the contents of its settlement submission and that it remains committed to follow the

17 See Article 10(2) of Regulation 773/2004.

settlement procedure. As noted, the party choosing the settlement procedure would also not be entitled to request access to the file or an oral hearing.[18]

According to the Draft Notice, the Commission is not bound to adopt a statement of objections that accepts the parties' settlement submissions. In such a case, the general procedure would apply and the acknowledgements provided by the parties in the WSSs would be deemed to be withdrawn and could not be used by the Commission. Hence, the parties concerned would no longer be bound by their WSSs and would be granted a period of time allowing them to present their defense afresh, including the possibility to request full access to the file and an oral hearing.

V. COMMISSION DECISION AND SETTLEMENT REWARD

The final Commission decision addressed to the party choosing the settlement procedure should reflect the contents of such party's WSS in relation to the findings of infringement and the maximum fine.

Should the Commission decide to reward a party for reaching a settlement, it will reduce by a yet-to-be-determined percentage amount the fine that would otherwise have been imposed.[19] Moreover, any increase of the fine for deterrence to be imposed on the settling party would not exceed a multiplication by two. All parties settling in the same case would receive equivalent percentage reductions of their fines, since each settling party's contribution to procedural economies in the case would be deemed equivalent.

The Draft Notice clarifies that the Commission may adopt a final decision that departs from its preliminary position expressed in a statement of objections endorsing the parties' written settlement submissions. However, should the Commission intend to do so, it would nonetheless be obliged to inform the parties of this and notify to them a new statement of objections in order to allow for their defense in accordance with the general procedure. The parties would then be entitled to request access to the file, request an oral hearing, and reply to the statement of objections, and the acknowledgments provided in the WSSs would be deemed to have been withdrawn and could not be used against any of the parties to the proceedings.

---

18 See Article 12(2) and Article 15(1a) of Regulation 773/2004, as amended.

19 The Draft Notice does not clarify the percentage fine decrease that the Commission intends to grant an undertaking for choosing the settlement procedure. The Q&A published together with the draft legislative package explains that the Commission will proceed to this determination after reviewing all comments received in the course of the public consultation.

VII. CONCLUDING REMARKS

The proposed introduction of a settlement procedure in Commission cartel cases is certainly to be welcomed. Such a procedure could improve the Commission's enforcement of Article 81 EC and reward companies seeking to acknowledge past infringements and rid themselves more quickly of the cloud of legal uncertainty raised by pending proceedings. However, the draft legislative package raises some legal and practical issues that could threaten its effectiveness and should be addressed before the adoption of the final Notice and Regulation.

First, the amount of the reward for settlement, on which the Draft Notice does not express a position, is obviously a major open issue. The settlement discount will need to compensate not only for the time value of money (since the fine will presumably need to be paid sooner in a settled case), but also for the rights of defense that the settling undertaking agrees to forego. Perhaps most important, settlement applicants will receive only limited access to evidence – in particular, exculpatory evidence – in the Commission's case file. Other rights such as the right to an oral hearing will also need to be waived. If the settlement procedure is to be attractive, the reward will need to be significant enough to outweigh foregoing these important rights of defense.

Second, the almost unfettered discretion granted to the Commission by the Draft Notice in deciding whether and how to conduct settlement negotiations might raise legitimate questions of fairness and equal treatment. This could be a particular concern in cases where some but not all of the firms under investigation indicate a willingness to settle. In such circumstance, the procedural efficiencies created by settling with some firms would not be evident, as the Commission would still need to prepare its case file for full access by other parties, present at an oral hearing, issue a statement of objections that was not directly supported by written settlement submissions, *etc.* If the Commission were to decide either that the limited procedural advantages available in such a case meant that it was not worth exploring settlement with any firms or that the limited efficiency benefit conferred by settlement should translate into a smaller reward for the settling firms, then the interests of a firm that offered to participate in the settlement process would have been compromised by other firms' (likely their competitors') decisions not to settle. Some objective guidelines around these issues would be welcome.

Third, the Draft Notice states that parties benefiting from the settlement procedure may appeal the final Commission decision to the European Courts. The grounds of appeal in case the Commission's final decision departs from the content of a party's WSS would seem clear, but that circumstance should not arise if the settlement procedure is followed. Even if the Commission's final decision adopts the content of a party's WSS, however, some reasonable grounds for appeal can be envisioned. For

example, a fine may appear discriminatory as compared with fines levied against other firms in the same matter. Alternatively, if other companies in the same case were to challenge the Commission's allegations of infringement, a settling party may have strong reasons to appeal its fine. The rules governing appeals in such circumstances are not clear.

Fourth, the settlement process set forth in the Draft Notice does not include an element of negotiating fines or the scope of the infringement, and indeed the Draft Notice states expressly that the Commission will not negotiate with the parties the existence of an infringement or the appropriate sanction.[20] It is not clear whether the course of settlement discussions leading up to the submission of a WSS will in fact involve "bargaining" over these issues – however such discussions are labeled – but in the absence of some scope for such discussion it is difficult to envision companies presenting their "bottom line" unilaterally to the Commission in the form of the required maximum fine specification in the WSS. In practical terms, the process will have to allow for settling parties to influence the Commission's objections through argument, so long as this does not compromise procedural efficiencies, if settlement is to be a realistic course for most firms.

* * * *

For additional information, please do not hesitate to contact Stephan Barthelmess, Christopher Cook, Maurits Dolmans, Francisco-Enrique González-Diaz, Nicholas Levy, James Modrall, Till Müller-Ibold, Robbert Snelders, Romano Subiotto, John Temple Lang, Dirk Vandermeersch, or Antoine Winckler of the Firm's Brussels office (+32 2 287 2000); Mario Siragusa or Giuseppe Scassellati-Sforzolini in Rome (+39 06 69 52 21); Dirk Schroeder or Romina Polley in Cologne (+49 221 800 400); François Brunet and in Paris (+33 1 40 74 68 00); or Shaun Goodman in London (+44 20 7614 2200).

CLEARY GOTTLIEB STEEN & HAMILTON LLP

20 Draft Notice, point 2.

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UK COMPETITION LAW UPDATE

Recent Developments in Follow-on Cartel Damages Claims

London
November 6, 2007

Two recent U.K. judgments in follow-on cartel damages claims have clarified important procedural and substantive issues regarding the timing and nature of the claims that may be brought, and illustrate the importance of Community law in the development of national competition litigation.

In summary, in *Emerson Electric v. Morgan Crucible,*[1] the Competition Appeal Tribunal ("CAT") held that claimants require permission of the CAT to bring a follow-on damages claim in the CAT if the infringement decision is under appeal, including an appeal by parties other than the defendant. In *Devenish Nutrition v. Sanofi-Aventis,*[2] the High Court of England and Wales held that exemplary (or punitive) damages cannot be awarded in follow-on damages claims, and that restitutionary awards or an account of profits cannot be ordered in any antitrust claim.

EMERSON ELECTRIC CO. & ORS. V. MORGAN CRUCIBLE PLC

Emerson Electric and four co-claimants brought an action for damages under s.47A of the Competition Act 1998 against Morgan Crucible for its role in the mechanical carbon and graphite products cartel, for which the Commission in 2003 imposed fines on a number of undertakings (Case No. C.38.359 – *Electrical and mechanical carbon and graphite products*, Commission decision of December 3, 2003); Morgan Crucible was not fined, as it successfully applied for leniency. Under s. 47A, claimants may commence a "follow-on" action relying on a prior infringement decision of the Commission or the OFT, which is binding on the CAT. The claimants alleged that they were direct purchasers of products subject to the unlawful agreement and therefore sought damages under s. 47A.

---

1 *Emerson Electric Co. & Ors. v. Morgan Crucible Company plc* [2007] CAT 28, judgment of October 17, 2007.

2 *Devenish Nutrition Ltd. & Ors. v. Sanofi-Aventis SA (France) & Ors.* [2007] EWHC 2394 (Ch.), judgment of October 19, 2007.

As damages claims under s. 47A must rely on prior infringement decisions, claims are subject to two principal time limits – the period *before* and *after* which claims may not be made – both of which are calculated by reference to the prior infringement decision. The case raised questions as to the application of both time limits.

- **Period *before* which claims may not be made.** Claims may not be made before any appeal of the decision has been completed (or, if there is no appeal, the lapsing of the time for appeal), unless the CAT permits otherwise (s. 47A(5), s. 47A(8)). As the decision is currently under appeal by three addressees (excluding Morgan Crucible, which did not appeal), the question arose as to whether the claim was premature.

- **Period *after* which claims may not be made.** Claims must be made within two years of the later of the completion of any appeal (or the lapsing of any appeal period) or the accrual of the cause of action (CAT Rule 31). As the claim against Morgan Crucible was lodged with the CAT registry on February 9, 2007, more than two years after the lapse of the appeal period (which expired on February 14, 2004), the alternative question arose as to whether the claim was out of time.[3]

On the question whether the claim was premature, the CAT held that s. 47A claims require permission of the CAT where an appeal has been brought "*by any one or more of the addresses of the decision in question or, indeed, by a third party for whom the decision is of direct and individual concern,*" and that claims brought within this period require permission "*even when brought against an addressee of the Decision, such as Morgan Crucible, who has not instituted EC proceedings*" (paras. 65-66). This was said to follow from the language of s. 47A(8)(b), which stipulates that permission is required "*if any such [European Court] proceedings*" are instituted (para. 64) in respect of any part of the infringement decision. The claim was therefore premature and required permission. (The CAT has not yet decided whether to grant permission.)

In the alternative, if the CAT were incorrect and the claim were out of time (as it had been filed more than two years after Morgan Crucible's possibility of appeal had lapsed), the CAT also considered whether the time limit could be extended (as Rule 31 does not expressly provide for this possibility). The CAT held that the time limit could not be extended by mutual agreement of the parties (as they had purported to do in a

3 The parties had mutually agreed a Tolling Agreement as part of settlement of claims in the United States, by which they agreed to extend by one year the period for bringing non-U.S. claims. The claimants therefore filed the claim within three years following the lapse of Morgan Crucible's possibility of appeal.

Tolling Agreement that settled claims between them in the United States), although the CAT had discretion under Rule 19 of the CAT Rules to extend the time limit.

DEVENISH NUTRITION LTD. & ORS. V. SANOFI-AVENTIS S.A. (FRANCE) & ORS.

Devenish Nutrition also concerns follow-on damages claims, this time before the High Court. Claims were brought by direct purchasers (animal feedstuff producers) and indirect purchasers (poultry producers) of vitamins that had been bought from the defendants and incorporated into feedstuffs. The vitamins had been subject to cartelized pricing by the defendants in the vitamins cartel, for which the Commission had imposed substantial fines in 2001 (Case No. C.37.512 – *Vitamins*, Commission decision of November 21, 2001, 2003 OJ L 6/1). The judgment concerned the preliminary issue as to whether, on the facts as pleaded, the claimants would be entitled to certain heads of relief that had been pleaded, in particular (a) an account of profits, (b) restitution of unjust enrichment, and (c) exemplary damages. (It was accepted that the claimants were entitled to compensatory damages for loss suffered.)

Exemplary Damages

The court acknowledged that exemplary (or punitive) damages are within the discretion of the court under English law, and that they may be available in the antitrust context where "*the Defendant's conduct has been calculated by him to make a profit for himself which may well exceed the compensation payable to the plaintiff.*"[4] The court went on to find that this was exactly the circumstance which arose in respect of the vitamins cartel. However, the court identified two reasons why Community law appeared to preclude an award of exemplary damages where the undertaking had already been fined for the same conduct:

- **Double jeopardy.** The court considered that the imposition of fines and exemplary damages serve the same purpose in the antitrust context: to punish and deter anti-competitive behaviour. As such, the fundamental principle of Community law of *non bis in idem* (the principle against double jeopardy) "*precludes the award of exemplary damages in a case in which the defendants have already been fined (or had fines imposed and then reduced or commuted) by the European Commission*" (para. 52). This was broadly consistent with the circumstances in which exemplary damages were awarded in English law outside the antitrust context, where "*the fact that a defendant has been fined for his conduct is a powerful*

[4] *Rookes v. Barnard* [1964] 1 AC 1129, at 37, *per* Lord Devlin.

factor against the award of exemplary damages, although it may not be conclusive in itself" (para. 64).

- **Consistency with Commission decisions.** As the Commission's decision to impose a fine had already determined the adequacy of punitive measures that should be imposed, the imposition of exemplary damages by a national court would effectively constitute a decision that the Commission's fines were inadequate to punish and deter, and would therefore "*run counter*" to the Commission decision, contrary to the national court's obligations under Article 16 of Regulation 1/2003 (paras. 53-55).

The court also noted that, as a practical matter, any award of exemplary damages would be significantly complicated by the need to apportion the award, having regard to the fact that there were multiple claimants, as well as many other injured parties who had not brought claims. Indeed, given that many injured parties resided outside the U.K., the court noted that "*in a case where the discretionary remedy of exemplary damages is invoked in aid of rights arising under the EC Treaty, the court should be wary of granting a remedy which is potentially unavailable in most member states*" (para. 68).

Restitution and Account of Profits

The court went on to hold that it could not award restitution or an account of profits in the antitrust context, and that even if it could do so, compensatory damages would likely be adequate and it would not award restitution in this instance.

- **Availability of restitution.** The court explained that restitution or account of profits exist as a remedy under English law, but acknowledged that "*there is no universally applicable principle that in every case there will be restitution of benefit from a wrong.*"[5] Thus while an account of profits was available as an equitable remedy for claims based on breach of contract and proprietary torts, it was not available for an antitrust claim, which in English law is founded on the non-proprietary tort of breach of statutory duty.

- **Adequacy of damages.** The court noted that damages are intended to compensate for loss suffered, and that the court may adopt a flexible approach to quantification. The court may award general damages without requiring the amount of damages to be proven with precision, "*even where, at least in theory, the damages could have been the subject*

[5] *See* para. 104, citing *Halifax Building Society v. Thomas* [1996] 1 Ch. 217.

> *of more precise quantification*" (para. 31). The court may also award damages where the claimant has been wronged but has suffered no financial loss, and for this purpose may look to the value gained by the defendant as a "*helpful reference point*" for the amount of compensation (para. 77). Accordingly, any evidential difficulties the claimant might face in accurately quantifying loss would not be "*insuperable difficulties to effective compensation.*" and would not require restitution to provide an adequate remedy (para. 32). The court considered that this conclusion was reinforced by the claimant's own economic expert, who concluded that, if restitution were available, "*compensatory and restitutionary damages are likely to be identical based on the overcharge or price difference method*" (para. 76).

The court also held that, even if it were wrong in relation to both points above (*i.e.*, that restitution was available, and that compensatory damages would be inadequate because of the difficulty of proof), an account of profits would still not be appropriate, for four reasons: (i) as the claimants' interest in preventing the defendants from making a profit from the tort was common to all other injured parties and not unique to them, they did not have the required "legitimate interest" to seek an account of profits; (ii) it would be difficult to allocate any award, as the claimants comprised both direct and indirect purchasers, there may be issues of pass-through of the over-charge, and many other injured parties from whom profit had been made were not before the court; (iii) the deterrent element of the account of profits remedy had already been addressed as part of the Commission fine; and (iv) determining the amount of the illegal gain would be a very complex and difficult task.

DISCUSSION

These two cases clarify important procedural and substantive issues regarding antitrust damages claims, and highlight the inter-relationship between national and Community competition law enforcement.

The judgment in *Emerson Electric* addresses issues of timing, and confirms that follow-on damages claims in the CAT cannot be commenced pending the outcome of an appeal by any party, unless the CAT expressly grants permission for the damages claim to be brought early. The case thus raises the prospect that claims against defendants that have not appealed might nonetheless be delayed, and is likely to be of relevance to a large proportion of follow-on claims – these will often seek to rely on cartel decisions, and will thus involve multiple potential defendants, appeals by at least some of the addressees, and a successful leniency applicant that may not have appealed.

The judgment would appear to be driven largely by the policy objective of keeping open to the maximum the period within which a potential claimant might pursue a follow-on damages claim. Notably, the judgment does not consider whether permission to pursue an early claim should in fact be granted in this case. There are indications from prior case management conferences that the CAT may be inclined to consider granting permission, although this is not yet clear and the CAT has not yet indicated which, if any, exceptional factors could justify such an approach. There may be many factors relevant to the issue of permission, such as whether the particular defendant has appealed, whether the appeal is on the substance of the decision, or whether it simply seeks a reduction in the amount of the fine imposed, or whether the claimant wishes only to take certain interlocutory steps to preserve its position, such as obtaining an order for preservation of documents.

The judgment in *Devenish Nutrition* explores the issue of remedies, and asks whether non-compensatory damages are either necessary or appropriate in the antitrust context, and in particular in the context of a follow-on claim. In answering in the negative, the judgment expresses a clear preference for competition authorities to focus on deterrence, and for damages claims in the courts to focus on compensation. This has implications not only for other cases in which exemplary damages and restitution have been sought,[6] but also for the current debate occurring within both the OFT and the Commission as to whether non-compensatory damages might assist in encouraging the development of private antitrust enforcement.

While the Commission is exploring the possibility of proposing double damages for cartels, which would almost inevitably involve the prior imposition of fines, the court expresses the view that exemplary damages in follow-on litigation are prohibited by Community law and would likely not be awarded in England and Wales – the largest jurisdiction in which exemplary damages are potentially available (the others being Ireland and Cyprus). While not in itself a bar to the Commission's proposals, the judgment indicates a fundamental lack of agreement on what would appear to be core elements of the Commission's proposed plans.

At the same time, the court preserves the possibility for exemplary damages where there has been no prior infringement decision, and confirms that compensatory damages calculations are sufficiently flexible to ensure that claimants are not barred from recovery where their rights have been wronged. In such circumstances, restitution is said not to be necessary, and may in fact add to the difficulties of calculating any

6 Both remedies are sought in *Emerson Electric v. Morgan Crucible*, and in *Consumers' Association v. JJB Sports*, both of which are pending before the CAT.

monetary award. This approach suggests that the court will continue to adopt a flexible approach to enable adequate remedies for claimants.

* * * * *

For additional information, please do not hesitate to contact Shaun Goodman of the firm's London office, or Romano Subiotto or Nicholas Levy of the firm's Brussels office.

CLEARY GOTTLIEB STEEN & HAMILTON LLP

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